UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended: December 31, 2025

BIO-PATH HOLDINGS, INC.

(Exact name of issuer as specified in its charter)

Wyoming

(State of other jurisdiction of incorporation or organization)

625 Stanwix St. #2407

Pittsburgh, Pennsylvania 15222

Phone: (630) 708-0750

(Address, including zip code, and telephone number,

including area code of issuer’s principal executive office)

2834	87-0652870
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Part II.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “plan,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, or state other forward-looking information. Our ability to predict future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, actual outcomes could differ materially from those set forth or anticipated in our forward-looking statements. Factors that could cause our forward-looking statements to differ from actual outcomes include, but are not limited to, those described under the heading “Risk Factors.” Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this Annual Report. Furthermore, except as required by law, we are under no duty to, and do not intend to, update any of our forward-looking statements after the date of this Annual Report, whether as a result of new information, future events or otherwise.

You should read thoroughly this Annual Report and the documents that we refer to herein with the understanding that our actual future results may be materially different from and/or worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements including those made in Risk Factors appearing elsewhere in this Annual Report. Other sections of this Annual Report include additional factors which could adversely impact our business and financial performance. New risk factors emerge from time to time and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Except for our ongoing obligations to disclose material information under the Federal securities laws, we undertake no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events. These forward-looking statements speak only as of the date of this Annual Report, and you should not rely on these statements without also considering the risks and uncertainties associated with these statements and our business.

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DESCRIPTION OF BUSINESS

Overview

The Company is a clinical and preclinical stage oncology and obesity-focused RNAi nanoparticle drug development company utilizing a novel technology that achieves systemic delivery for target-specific protein inhibition for any gene product that is over-expressed in disease. The Company’s drug delivery and antisense technology, called DNAbilize®, is a platform that uses P-ethoxy, which is a deoxyribonucleic acid (DNA) backbone modification that is intended to protect the DNA from destruction by the body’s enzymes when circulating in vivo, incorporated inside of a lipid bilayer having neutral charge. The Company believes this combination allows for high efficiency loading of antisense DNA into non-toxic, cell-membrane-like structures for delivery of the antisense drug substance into cells. In vivo, the DNAbilize® delivered antisense drug substances are systemically distributed throughout the body to allow for reduction or elimination of target proteins in blood diseases and solid tumors. Through testing in numerous animal studies and dosing in clinical trials, the Company’s DNAbilize® drug candidates have demonstrated an excellent safety profile. DNAbilize® is a registered trademark of the Company. Using DNAbilize® as a platform for drug development and manufacturing, the Company currently has four antisense drug candidates in development to treat at least five different cancer disease indications and one indication in obesity.

The Company was incorporated in May 2000 as a Utah corporation. In February 2008, Bio-Path Subsidiary completed a reverse merger with the Company, which at the time was traded over the counter and had no current operations. The prior name of the Company was changed to Bio-Path Holdings, Inc. and the directors and officers of Bio-Path Subsidiary became the directors and officers of Bio-Path Holdings, Inc. Effective December 31, 2014, the Company changed its state of incorporation from Utah to Delaware through a statutory conversion pursuant to the Utah Revised Business Corporation Act and the Delaware General Corporation Law. Effective March 5, 2026 the Company re-domesticated to the State of Wyoming, which was approved by the Wyoming Secretary of State.

The Company’s operations to date have been limited to organizing and staffing the Company, acquiring, developing and securing its technology and undertaking product development for a limited number of product candidates. As the Company has not begun its planned principal operations of commercializing a product candidate, the Company’s activities are subject to significant risks and uncertainties, including the potential requirement to secure additional funding, the outcome of the Company’s clinical trials and failing to operationalize the Company’s current drug candidates before another company develops similar products.

Employees

As of March 10, 2026, we had 1 full-time employee, no part-time employees and utilizes independent contractors for support. We believe that our future success will depend, in part, on our ability to attract, hire and retain qualified personnel and engage medical, academia and business professionals to join our Advisory Board as we reengage our trial partners for drug development.

Description of Property

In April 2014, we entered into a lease agreement for approximately 3,000 square feet of office space for general and administrative purposes in Bellaire, Texas, which is part of the Houston metropolitan area. The term of the lease began on August 1, 2014 and was scheduled to terminate on July 31, 2019. In May 2019, we entered into an amendment to the lease agreement to extend the term of the lease to October 31, 2024. In October 2024, we entered into a second amendment to the lease agreement to extend the term of the lease to October 31, 2025. The lease was terminated in 2025.

In April 2016, we entered into a lease agreement for approximately 2,100 square feet of lab space located in Bellaire, Texas for research and development purposes. The term of the lease began on May 1, 2016 and was scheduled to terminate on April 30, 2019. In December 2018, we entered into an amendment to the lease agreement to extend the term of the lease to April 30, 2022. In January 2022, we exercised an option in the lease agreement amendment to extend the term of the lease to April 30, 2025. The lease was terminated in 2025.

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We do not own or lease any other real property that is materially important to our business. We believe that our current facilities are adequate for our current needs and that additional space will be available when and as needed.

Legal Proceedings

There have been no events under any bankruptcy act, no criminal proceedings and any judgments or injunctions material to the evaluation of the ability and integrity of any director or executive officer during the last ten years.

RISK FACTORS

We face risks and uncertainties that could affect us and our business. These risks are outlined under the heading “Risk Factors” in our Offering Circular dated March 25, 2026, available at www.sec.gov, as the same may be updated from time to time. In addition, new risks may emerge at any time, and we cannot predict such risks or estimate the extent to which they may affect our financial performance.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Annual Report. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” and elsewhere in this Offering Circular.

Overview

We are a clinical and preclinical stage oncology and obesity-focused RNAi nanoparticle drug development company utilizing a novel technology that achieves systemic delivery for target-specific protein inhibition for any gene product that is over-expressed in disease. Our drug delivery and antisense technology, called DNAbilize®, is a platform that uses P-ethoxy, which is a deoxyribonucleic acid (DNA) backbone modification that is intended to protect the DNA from destruction by the body’s enzymes when circulating in vivo, incorporated inside of a lipid bilayer having neutral charge. We believe this combination allows for high efficiency loading of antisense DNA into non-toxic, cell-membrane-like structures for delivery of the antisense drug substance into cells. In vivo, the DNAbilize® delivered antisense drug substances are systemically distributed throughout the body to allow for reduction or elimination of target proteins in blood diseases and solid tumors. Through testing in numerous animal studies and dosing in clinical trials, our DNAbilize® drug candidates have demonstrated an excellent safety profile. DNAbilize® is a registered trademark of the Company.

Using DNAbilize® as a platform for drug development and manufacturing, we currently have four drug candidates in development to treat at least five different cancer disease indications. Our lead drug candidate, BP1001, or prexigebersen, which targets Grb2, initially started the efficacy portion of a Phase 2 clinical trial for untreated AML patients in combination with LDAC. However, the changing landscape of AML treatment has led to amendment of the Phase 2 clinical study by removing the combination treatment of prexigebersen and LDAC and replacing it with the combination treatment of prexigebersen and decitabine.

Venetoclax in combination with LDAC, decitabine or azacytidine (the latter two drugs are DNA hypomethylating agents) is approved as frontline therapy for newly diagnosed AML in adults who are 75 years or older, or who have comorbidities precluding intensive induction chemotherapy. We believe this approval of the frontline venetoclax and decitabine combination therapy provides an opportunity for developing prexigebersen as an addition to the combination therapy for the treatment of newly diagnosed AML patients. In preclinical efficacy studies, four AML cancer cell lines were treated with three different combinations of decitabine, venetoclax and prexigebersen. Decrease in AML cell viability was the primary measure of efficacy. The triple combination of decitabine, venetoclax and prexigebersen showed significant improvement in efficacy in three of the four AML cell lines. Based on these results, we believe that adding prexigebersen to the treatment combination of decitabine and venetoclax could lead to improved efficacy in AML patients.

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Our approved amended Phase 2 clinical trial currently has three cohorts of subjects. The first two cohorts treat patients with the triple combination of prexigebersen, decitabine and venetoclax. The first cohort includes newly diagnosed AML patients, and the second cohort includes relapsed/refractory AML patients. Finally, the third cohort treats relapsed/refractory AML patients, who are venetoclax-resistant or -intolerant, with the two-drug combination of prexigebersen and decitabine. The full trial design plans have approximately 98 evaluable patients for the first cohort having newly diagnosed AML patients with a preliminary review performed after 19 evaluable patients and a formal interim analysis after 38 evaluable patients. The full trial design plans have approximately 54 evaluable patients for each of the second cohort, having relapsed/refractory AML patients, and the third cohort, having AML patients who are venetoclax-resistant or -intolerant, in each case with a review performed after 19 evaluable patients. The study is anticipated to be conducted at up to ten clinical sites in the U.S., and Gail J. Roboz, MD, is the national coordinating Principal Investigator for the Phase 2 trial. Dr. Roboz is a professor of medicine and director of the Clinical and Translational Leukemia Program at the Weill Medical College of Cornell University (the “Weill Medical College”) and the New York-Presbyterian Hospital in New York City.

The safety run-in of the triple combination of prexigebersen, decitabine and venetoclax for the Phase 2 clinical study was successfully completed. The preliminary data, presented at the 2021 ASH Annual Meeting, showed the treatment was well-tolerated and there were no dose limiting toxicities attributed to prexigebersen.

On June 3, 2024, we announced additional interim data for the first two cohorts of the Phase 2 clinical trial. In Cohort 1, 31 newly diagnosed patients were enrolled; 20 evaluable patients with a median age of 75 years, treated with at least one cycle of prexigebersen, decitabine and venetoclax, had adverse-risk or secondary AML evolved from myelodysplastic syndromes, chronic myelomonocytic leukemia or treatment-related AML. Fifteen patients (75%) achieved CR/CRi/CRh. One patient achieved partial remission (“PR”), three patients achieved stable disease, and one patient had toxicity attributed to decitabine and venetoclax treatment. In Cohort 2, 40 relapsed/refractory patients were enrolled; 23 evaluable patients with a median age of 63 years, treated with at least one cycle of prexigebersen, decitabine and venetoclax, had adverse-risk or secondary AML. Twelve patients (55%) achieved CR/CRi/CRh, one patient achieved PR, eight patients achieved stable disease and two patients had progressive disease or treatment failure. Among the evaluable patients of both cohorts, adverse events were consistent with those expected with decitabine and venetoclax and/or AML, including fatigue (72%), anemia (60%) and neutropenia (49%), while the most frequent severe adverse events were febrile neutropenia (26%) and sepsis (5%). The interim analysis data was selected as an oral presentation in the 2024 ASCO Annual Meeting and as a poster presentation in the 2024 EHA Annual Meeting. Based on this interim data, we expect to continue enrollment of up to 98 and 54 evaluable patients for Cohorts 1 and 2, respectively and plan to pursue FDA expedited programs for Fast Track designation. We are evaluating whether to seek to expand Stage 2 of the Phase 2 clinical trial in Europe. We plan to complete enrollment in cohorts 1 and 2 in 2026.

Our second drug candidate, Liposomal Bcl-2 (“BP1002”), targets the protein Bcl-2, which is responsible for driving cell survival in up to 60% of all cancers. A Phase 1 clinical trial to evaluate the ability of BP1002 to treat refractory/relapsed lymphoma and refractory/relapsed CLL patients is being conducted at the Georgia Cancer Center, The University of Texas Southwestern and New York Medical College. A total of six evaluable patients are scheduled to be treated over two dose levels with BP1002 monotherapy in a standard 3+3 design. Enrollment has been successfully completed for both dose cohorts, 20 and 40 mg/m2. There were no dose limiting toxicities.

On December 11, 2024, we announced that the Phase 1 clinical trial evaluating BP1002 as a treatment for refractory/relapsed lymphoma and refractory/relapsed chronic lymphocytic leukemia has discontinued enrollment. This decision was based on enrollment challenges in these niche indications, particularly given the crowded development landscape that includes multiple competing trials and to reallocate resources towards advancing our metabolic program.

Additionally, preclinical studies suggest that the combination of BP1002 with decitabine is efficacious in venetoclax-resistant cells. An abstract of the preclinical study was presented at the 2021 American Association for Cancer Research (“AACR”) Annual Meeting. A Phase 1/1b clinical trial to investigate the ability of BP1002 to treat refractory/relapsed AML patients, including venetoclax-resistant patients, is being studied. A recent study found that AML patients who had relapsed from frontline venetoclax-based treatment had a very poor prognosis, with a median survival of less than three months. Since venetoclax and BP1002 utilize different mechanisms of action, we believe that BP1002 may be a potential treatment for venetoclax-relapsed AML patients. The Phase 1/1b clinical trial is being conducted at several leading cancer centers in the United States, including the Weill Medical College, MD Anderson, Scripps Health and The University of California at Los Angeles Cancer Center. On October 7, 2024, we announced that the FDA had completed its review of PK/PD data from the first two dosing cohorts (20 and 40 mg/m2) and that the enrollment for the third dosing cohort (60 mg/m2) is complete and we are now enrolling cohort four, which is the higher dose of 90 mg/m2. The approved treatment cycle is two doses per week over four weeks, resulting in eight doses administered over twenty-eight days. The Phase 1b portion of the study is expected to commence after completion of BP1002 monotherapy cohorts and will assess the safety and efficacy of BP1002 in combination with decitabine in refractory/relapsed AML patients.

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Our third drug candidate, Liposomal STAT3 (“BP1003”), targets the STAT3 protein and is currently in IND enabling studies as a potential treatment of pancreatic cancer, NSCLC and AML. Preclinical studies showing BP1003’s ability to inhibit STAT3 protein expression and cancer cell viability had been presented at AACR Annual Meetings. On September 16, 2024, we announced a publication in the peer-reviewed journal, Biomedicines, which highlights the therapeutic potential and broad anti-tumor effect of BP1003 in numerous preclinical solid tumor models, including breast, ovarian, and pancreatic cancer. The lead indication for which we intend to develop BP1003 is pancreatic cancer due to the severity of this disease and the lack of effective, life-extending treatments. For example, pancreatic adenocarcinoma is projected to be the second most lethal cancer behind lung cancer by 2030. Typical survival for a metastatic pancreatic cancer patient is about three to six months from diagnosis. We have successfully completed several IND enabling studies of BP1003 and have one additional IND enabling study to complete. Once the additional study is successfully completed, our goal is to file an IND application and initiate the first-in-humans Phase 1 study of BP1003 in patients with refractory, metastatic solid tumors, including pancreatic cancer and NSCLC.

In addition, a modified product named BP1001-A, our fourth drug candidate, has shown to enhance chemotherapy efficacy in a preclinical study involving solid tumor models. Results of the preclinical study were published in the scientific journal Oncotarget in 2020. BP1001-A incorporates the same drug substance as prexigebersen but has a slightly modified formulation designed to enhance nanoparticle properties. A BP1001-A Phase 1/1b clinical trial in patients with advanced or recurrent solid tumors is being conducted at several leading cancer centers in the United States, including MD Anderson, Karmanos Cancer Institute, Mary Crowley Cancer Research and Holy Cross Hospital, Maryland. A total of nine evaluable patients are scheduled to be treated with BP1001-A monotherapy over three dose levels in a standard 3+3 dose escalation design. The first dose cohort consisted of a starting dose of 60 mg/m2 had been completed, and there were no dose limiting toxicities. Enrollment is now open for patients for the second dose cohort of 90 mg/m2 which we expect to be complete in the second quarter of 2025 in order to advance to dose level 3. The Phase 1b portion of the study is expected to commence after successful completion of BP1001-A monotherapy cohorts and is intended to assess the safety and efficacy of BP1001-A in combination with paclitaxel in patients with recurrent ovarian or endometrial tumors. Phase 1b studies are also expected to be opened in combination with gemcitabine in Stage 4 pancreatic cancer and combination therapy in breast cancer.

Development and Treatment for Obesity

Insulin resistance is a major contributor to obesity, Type 2 diabetes and other related metabolic diseases. Insulin lowers blood glucose level by activating the PI3K/AKT pathway. However, this insulin pathway is dysfunctional in obese patients who have Type 2 diabetes. Literature suggests that Grb2 is an inhibitor of the insulin/PI3K/AKT pathway. Upregulation of the Grb2 gene has been reported for patients with Type 2 diabetes. Knockdown of Grb2 expression enhanced insulin-induced AKT activity and glucose uptake in myoblast and hepatoma cells. Furthermore, insulin sensitivity was restored in Grb2 heterozygous knockout mice fed on high fat-induced diet. We are currently exploring the development of BP1001-A as a drug candidate to target insulin resistance. We hypothesize that by downregulating Grb2 expression, BP1001-A could potentially lower blood glucose level by enhancing insulin-mediated AKT activation and glucose uptake and storage and are pursuing studies to test such hypothesis.

On December 19, 2024, we announced the results of our initial preclinical work; BP1001-A, by downregulating Grb2 expression, increased the levels of phosphorylated AKT and phosphorylated FOXO-1 (a downstream AKT effector) in myoblast and hepatoma cells in the presence of insulin. Furthermore, high fat diet rich in saturated fatty acids can lead to insulin resistance. Palmitic acid, the most common saturated fatty acid in a high fat diet, has been shown to impair insulin signaling. On March 18, 2025, we announced preclinical results that BP1001-A attenuated fatty acid-induced insulin resistance and restored insulin sensitivity in muscle progenitor and skeletal muscle fiber cell models. These preliminary data confirmed that BP1001-A could affect the insulin/PI3K/AKT pathway and increase insulin sensitivity, thus validating BP1001-A as a potential candidate to target obesity in Type 2 diabetes patients. We have initiated animal studies to evaluate the efficacy of BP1001-A as a potential treatment for obesity and related metabolic diseases in Type 2 diabetes patients. If successful, we intend to initiate a first-in-human Phase 1 clinical trial in 2025 to further validate safety, measure pharmacokinetics and establish dosing for potential pivotal trials.

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Our DNAbilize® technology-based products are available for out-licensing or partnering. We intend to apply our drug technology template to new disease-causing protein targets to develop new liposomal antisense drug candidates for inclusion in our pipeline that meet scientific, preclinical and commercial criteria and file new patents on these targets. We expect that these efforts will include collaboration with key scientific opinion leaders in the field of study and include developing drug candidates for diseases other than cancer. As we expand our drug development programs, we will look at indications where a systemic delivery is needed and antisense RNAi nanoparticles can be used to slow, reverse or cure a disease, either alone or in combination with another drug.

We are developing a molecular biomarker package to accompany prexigebersen treatment, the goal of which is to identify patients with a genetic profile more likely to respond to the investigational treatment and improve the probability of success for this program as a result. The emerging role of biomarkers has been enhancing cancer development over the past decade and has become a more common companion to many cancer development programs. We expect to develop molecular biomarker packages to accompany our new programs.

We have certain intellectual property as the basis for our current drug products in clinical development, prexigebersen, BP1002, BP1003 and BP1001-A. We are developing RNAi antisense nanoparticle drug candidates based on our own patented technology to treat cancer, obesity and autoimmune disorders where targeting a single protein may be advantageous and result in reduced patient adverse effects as compared to small molecule inhibitors with off-target and non-specific effects. We have composition of matter and method of use intellectual property for the design and manufacture of antisense RNAi nanoparticle drug products.

As of December 31, 2025, we had an accumulated deficit of $126 million. Our net loss was $8.7 million and $9.9 million for the years ended December 31, 2025 and 2024, respectively. We expect to continue to incur significant operating losses, and we anticipate that our losses may increase substantially as we expand our drug development programs and commercialization efforts. To achieve profitability, we must enter into license or development agreements with third parties or successfully develop and obtain regulatory approval for one or more of our drug candidates and effectively commercialize any drug candidates we develop. In addition, if we obtain regulatory approval of one or more of our drug candidates, we expect to incur significant commercialization expenses related to product sales, marketing, manufacturing and distribution. Even if we succeed in developing and commercializing one or more of our drug candidates, we may not be able to generate sufficient revenue and we may never be able to achieve or sustain profitability. We expect to finance our foreseeable cash requirements through cash on hand, cash from operations, debt financings and public or private equity offerings. We may seek to access the public or private equity markets whenever conditions are favorable; however, there can be no assurance that we will be able to raise additional capital when needed or on terms that are favorable to us, if at all. Additionally, we may seek collaborations and license arrangements for our drug candidates. We currently have no lines of credit or other arranged access to debt financing.

Financial Operations Overview

Revenue

We have not generated significant revenues to date. Our ability to generate revenues from our drug candidates will depend heavily on the successful development and eventual commercialization of our drug candidates.

In the future, we may generate revenue from a combination of product sales, third-party grants, service agreements, strategic alliances and licensing arrangements. We expect that any revenue we generate will fluctuate due to the timing and amount of services performed, milestones achieved, license fees earned and payments received upon the eventual sales of our drug candidates, in the event any are successfully commercialized. If we fail to complete the development of any of our drug candidates or obtain regulatory approval for them, our ability to generate future revenue will be adversely affected.

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Research and development expenses

Research and development expenses consist of costs associated with our research activities, including the development of our drug candidates. Our research and development expenses consist of:

•         expenses related to research and development personnel, including salaries and benefits, travel and stock-based compensation;

•         external research and development expenses incurred under arrangements with third parties, such as contract research organizations, clinical investigative sites, laboratories, manufacturing organizations and consultants; and

•         costs of materials used during research and development activities.

Costs and expenses that can be clearly identified as research and development are charged to expense as incurred. Advance payments, including non-refundable amounts, for goods or services that will be used or rendered for future research and development activities are deferred and capitalized. Such amounts will be recognized as an expense as the related goods are delivered or the related services are performed. If the goods will not be delivered, or services will not be rendered, then the capitalized advance payment is charged to expense.

We expect research and development expenses associated with the completion of the associated clinical trials to be substantial and to increase over time. The successful development of our drug candidates is highly uncertain. At this time, we cannot reasonably estimate or know the nature, timing and estimated costs of the efforts that will be necessary to complete development of our drug candidates or the period, if any, in which material net cash inflows from our drug candidates may commence. This is due to the numerous risks and uncertainties associated with developing drugs, including the uncertainty of:

•         the rate of progress, results and costs of completion of ongoing clinical trials of our drug candidates;

•         the size, scope, rate of progress, results and costs of completion of any potential future clinical trials and preclinical tests of our drug candidates that we may initiate;

•         competing technological and market developments;

•         the performance of third-party manufacturers and suppliers;

•         the ability of our drug candidates, if they receive regulatory approval, to achieve market success;

•         disputes or other developments relating to proprietary rights, including patents, litigation matters and our ability to obtain patent protection for our drug candidates; and

•         the impact, risks and uncertainties related to global pandemics and actions taken by governmental authorities or others in connection therewith.

A change in the outcome of any of these variables with respect to the development of a drug candidate could mean a significant change in the costs and timing associated with the development of that drug candidate. For example, if the FDA or other regulatory authority were to require us to conduct clinical trials beyond those which we currently anticipate will be required for the completion of clinical development of a drug candidate or if we experience significant delays in enrollment in any clinical trials, we could be required to expend significant additional financial resources and time on the completion of clinical development.

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General and administrative expenses

Our general and administrative expenses consist primarily of salaries and benefits for management and administrative personnel, professional fees for legal, accounting and other services, travel costs and facility-related costs such as rent, utilities and other general office expenses.

Recent Events

On October 22, 2025, we appointed Vikram Grover as CEO, CFO and Director. On -October 22, 2025, Doug Morris resigned as Interim CEO and Paul Aubert resigned from the Board of Directors.

On October 24, 2025, we engaged Steel Giants Advisors LLC, an entity that our CEO Vikram Grover controls, for financial advisory services. The engagement includes up to $10,000 in monthly cash payments. Additionally, we formed a new class of Series S Preferred stock with up to 51 shares authorized each holding 1% of the fully diluted voting power of the corporation. On or around January 2, 2026, we issued Steel Giants Advisors LLC 51 shares of Series S Preferred stock giving the entity voting control over any actions requiring shareholder approval.

On November 13, 2025, the Company accepted the resignation of Doug Morris from the Board of Directors

Results of Operations

The following discussion and analysis of financial condition and results of operations of the Company is based upon, and should be read in conjunction with, the financial statements and accompanying notes elsewhere in this prospectus.

Year Ended December 31, 2025 compared to the Year Ended December 31, 2024

Revenue. We had no revenue for each of the years ended December 31, 2025 and 2024.

Research and Development Expense. Our research and development expense for the years ended December 31, 2025 was $6.3 million, an increase of $1.0 million compared to the year ended December 31, 2024. The decrease in research and development expense was primarily due to expenses related to pausing our clinical trials for BP1001 and BP1001-A.

General and Administrative Expense. Our general and administrative expense for the year ended December 31, 2025 was $2.0 million, a decrease of $2.7 million compared to the year ended December 31, 2024. The decrease in general and administrative expense was primarily due to decreased salaries and benefits expense, professional and consulting fees and shareholder meeting expenses related to our special shareholder meeting held in the first quarter of 2024, as well as the curtailment of the Company’s activities, including the resignations and terminations of employment of corporate overhead in the 3rd Quarter of 2025.

Net Operating Loss. Our net loss from operations for the year ended December 31, 2025 was $8.3 million, a decrease of $3.7 million compared to the year ended December 31, 2024.

Other Income (Expense) The Company recognized losses of $0.3 million on interest expense and the change in value of the warrant liability and derivative liabilities, compared to gains of $2.1 for the year ended December 31, 2024 due to the gain in values on the change in derivatives.

Net Loss. Our net loss for the year ended December 31, 2025 was $8.7 million, a decrease of $1.2 million compared to the year ended December 31, 2024.

Net Loss per Share. Net loss per share, both basic and diluted, for the year ended December 31, 2025 was $1.10, compared to a loss of $4.12 for the year ended December 31, 2024. Net loss per share is calculated using the weighted average number of shares of common stock outstanding during the applicable periods and excludes stock options and warrants because they are antidilutive.

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Liquidity and Capital Resources

We have not generated significant revenues to date. Since our inception, we have funded our operations primarily through public and private offerings of our capital stock and other securities. We expect to finance our foreseeable cash requirements through cash on hand, cash from operations, debt financings and public or private equity offerings. We may seek to access the public or private equity markets whenever conditions are favorable; however, there can be no assurance that we will be able to raise additional capital when needed or on terms that are favorable to us, if at all. Additionally, we may seek collaborations and license arrangements for our drug candidates. We currently have no lines of credit or other arranged access to debt financing.

We had a cash balance of $0.0 million as of December 31, 2025, a decrease of $1.2 million compared to December 31, 2024. We do not believe that our available cash at December 31, 2025 will be sufficient to meet obligations and fund our liquidity and capital expenditure requirements for the next 12 months from the date of this Filing The Company’s ability to continue operating is dependent upon obtaining funding through one or more sources as described above to meet its planned obligations and pay its liabilities.

Cash Flows

Operating Activities. Net cash used in operating activities for the year ended December 31, 2025 was $1.6 million. Excluding non-cash expenses of $0.6 million, net cash used in operating activities for the year ended December 31, 2025 consisted primarily of the net loss for the period of $8.4 million, an increase in accounts payable and accrued expenses of $4.6 million, a decrease in other current assets of $1.3 million and a decrease in prepaid drug product of $0.6 million.

Net cash used in operating activities for the year ended December 31, 2024 was $10.6 million. Excluding non-cash gains of $1.4 million, net cash used in operating activities for the year ended December 31, 2024 consisted primarily of the net loss for the period of $9.9 million and an increase in other current assets of $0.6 million. These are partially offset by an increase in accounts payable and accrued expenses of $1.4 million.

Financing Activities. Net cash provided by financing activities for the year ended December 31, 2025 was $0.4 million from the Warrant Exercises, the March 2025 Promissory Notes and the April Promissory Note.

Net cash provided by financing activities for the year ended December 31, 2024 was $10.7 million from the March 2024 Registered Direct Offering, the April 2024 Registered Direct Offering, the Offering Agreement (as defined below) and the June 2024 PIPE.

March 2024 Registered Direct Offering and March 2024 Private Placement

On March 25, 2024, we entered into a securities purchase agreement with a certain institutional and accredited investor pursuant to which we agreed to sell, in a registered direct offering, an aggregate of 75,000 shares of our common stock for gross proceeds of approximately $0.3 million under the base prospectus contained in the 2022 Shelf Registration Statement and a related prospectus supplement filed with the SEC on March 27, 2024 (the “March 2024 Registered Direct Offering”). In a concurrent private placement, we also agreed pursuant to the securities purchase agreement to issue to such investor warrants to purchase up to 75,000 shares of our common stock at an exercise price of $3.865 per share (the “March 2024 Private Placement”). The March 2024 Registered Direct Offering and the March 2024 Private Placement closed on March 27, 2024. The net proceeds from the offerings, after deducting the placement agent’s fees and expenses and our offering expenses, and excluding the proceeds, if any, from the exercise of the warrants issued in the offerings, were approximately $0.2 million.

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At the Market Offering

On April 4, 2024, we entered into the At The Market Offering Agreement with H.C. Wainwright & Co. (“Wainright”), as sales agent, pursuant to which we may offer and sell, from time to time, through Wainwright, shares of our common stock. Under the At The Market Offering Agreement, Wainwright may sell shares by any method deemed to be an “at the market” offering as defined in Rule 415 under the Securities Act, as amended, or any other method permitted by law, including in privately negotiated transactions. We or Wainwright may suspend or terminate the offering of shares upon notice to the other party and subject to other conditions. We will pay Wainwright a commission of 3.0% of the aggregate gross proceeds from each sale of shares under the At The Market Offering Agreement and have agreed to provide Wainwright with customary indemnification and contribution rights. We have also agreed to reimburse Wainwright for certain specified expenses. We are subject to certain restrictions on our ability to offer and sell shares of our common stock under the At The Market Offering Agreement. On April 4, 2024, in connection with the execution of the At The Market Offering Agreement, we filed with the SEC a prospectus supplement (the “Initial ATM Prospectus Supplement”) to the base prospectus contained in the 2022 Shelf Registration Statement, which Initial ATM Prospectus Supplement related to the offering of up to $2.0 million of shares of the Company’s common stock under the At The Market Offering Agreement. Subsequent to entering into the Offering Agreement, we offered and sold 436,511 shares of common stock for gross proceeds of approximately $2.0 million and terminated the offering under the Initial ATM Prospectus Supplement on April 19, 2024. The net proceeds from such offering, after deducting commissions and our offering expenses, were approximately $1.8 million.

On April 19, 2024, we determined to increase the number of shares available for sale under the At The Market Offering Agreement, up to an additional aggregate offering price of approximately $1.1 million, which shares are being offered and sold pursuant to the 2022 Shelf Registration Statement and a prospectus supplement and accompanying prospectus filed with the SEC on April 19, 2024 (the “Subsequent ATM Prospectus Supplement”). As of December 31, 2024, we had offered and sold 334,929 shares of common stock under the Subsequent ATM Prospectus Supplement for gross proceeds of approximately $1.1 million and after deducting commissions and the Company’s offering expenses, the net proceeds from such offering were approximately $1.0 million. This facility was terminated.

April 2024 Registered Direct Offering and April 2024 Private Placement

On April 18, 2024, we entered into a securities purchase agreement with certain institutional and accredited investors pursuant to which we agreed to sell, in a registered direct offering, an aggregate of 375,000 shares of our common stock for gross proceeds of approximately $1.2 million under the base prospectus contained in the 2022 Shelf Registration Statement and a related prospectus supplement filed with the SEC on April 19, 2024 (the “April 2024 Registered Direct Offering”). In a concurrent private placement, we also agreed pursuant to the securities purchase agreement to issue to such investors warrants to purchase up to 375,000 shares of our common stock at an exercise price of $3.10 per share (the “April 2024 Private Placement”). The April 2024 Registered Direct Offering and the April 2024 Private Placement closed on April 19, 2024. The net proceeds from the offerings, after deducting the placement agent’s fees and expenses and our offering expenses, and excluding the proceeds, if any, from the exercise of the warrants issued in the offerings, were approximately $0.9 million.

June 2024 Private Placement

On June 3, 2024, we entered into a securities purchase agreement with a certain institutional and accredited investor pursuant to which we agreed to sell, in a private placement, an aggregate of (i) 180,000 shares of our common stock, (ii) pre-funded warrants to purchase up to 1,629,955 shares of our common stock at an exercise price of $0.001 per share, (iii) series A warrants to purchase up to 1,809,955 shares of our common stock at an exercise price of $2.00 per share and (iv) series B warrants to purchase up to 1,809,955 shares of our common stock at an exercise price of $2.00 per share for gross proceeds of approximately $4.0 million (the “June 2024 Private Placement”). The June 2024 Private Placement closed on June 5, 2024. The net proceeds from the offering, after deducting the placement agent’s fees and expenses and our offering expenses, and excluding the proceeds, if any, from the exercises of the warrants issued in the offering, were approximately $3.3 million.

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October 2024 Private Placement

On October 8, 2024, we entered into a securities purchase agreement with a certain institutional and accredited investor pursuant to which we agreed to sell, in a private placement, an aggregate of (i) pre-funded warrants to purchase up to 4,597,702 shares of our common stock at an exercise price of $0.001 per share, (ii) series A warrants to purchase up to 6,407,657 shares of our common stock at an exercise price of $1.00 per share and (iii) series B warrants to purchase up to 6,407,657 shares of our common stock at an exercise price of $1.00 per share for gross proceeds of approximately $4.0 million (the “October 2024 Private Placement”). The October 2024 Private Placement closed on October 10, 2024 (the “Closing Date”). In connection with the October 2024 Private Placement, the Company and the investor agreed to cancel such investor’s series A warrants to purchase 1,809,955 shares of common stock at an exercise price of $2.00 and series B warrants to purchase 1,809,955 shares of common stock at an exercise price of $2.00 issued to such investor in connection with the June 2024 Private Placement, effective as of the Closing Date. The net proceeds from the offering, after deducting the placement agent’s fees and expenses and our offering expenses, and excluding the proceeds, if any, from the exercises of the warrants issued in the offering, were approximately $3.5 million.

March 2025 Promissory Note

On March 6, 2025, we entered into a securities purchase agreement with 1800 Diagonal Lending LLC, a Virginia limited liability company (the “Lender”), an accredited investor, for the issuance and sale of a promissory note in the aggregate principal amount of $161,000 (the “Promissory Note”) for a purchase price of $140,000 after deducting the original issue discount of $21,000. The Promissory Note bears a one-time interest charge of twelve percent that is applied on the date of issuance, March 6, 2025. The Promissory Note shall be paid in five payments with the first payment of $90,160 due on August 30, 2025 and each subsequent payment shall be equal to $22,540 which are due on September 30, 2025, October 30, 2025, November 30, 2025 and December 30, 2025. Upon the occurrence and during any continuation of any Event of Default (as defined in the Promissory Note), the Promissory Note shall become immediately due and payable and the Company shall pay to the Lender, in full satisfaction, an amount equal to 150% times the sum of (i) the then outstanding principal amount of the Promissory Note plus (ii) accrued and unpaid interest on the unpaid principal amount of the Promissory Note to the date of payment plus (iii) default interest, if any, at a rate of 22% per annum on the amounts referred to in clauses (i) and/or (ii) plus (iv) any amounts owed to the Lender pursuant to the Conversion Right (as defined below). In addition, only upon an Event of Default and during any continuation thereof, the Lender may elect to convert all or any part of the outstanding principal and interest on the Promissory Note in fully paid and non-assessable shares of the Company’s Common Stock at a conversion price per share equal to 65% of the lowest closing bid price of the Common Stock for the ten trading days prior to the date of conversion (the “Conversion Right”).

Future Capital Requirements

We expect to continue to incur significant operating expenses in connection with our ongoing activities, including conducting clinical trials, manufacturing and seeking regulatory approval of our drug candidates, prexigebersen, BP1002, BP1003 and BP1001-A. Accordingly, we will continue to require substantial additional capital to fund our projected operating requirements. Such additional capital may not be available when needed or on terms favorable to us. In addition, we may seek additional capital due to favorable market conditions or strategic considerations, even if we believe we have sufficient funds for our current and future operating plan. There can be no assurance that we will be able to continue to raise additional capital through the sale of our securities in the future. Our future capital requirements may change and will depend on numerous factors,

Off-Balance Sheet Arrangements

We currently have no off-balance sheet arrangements.

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Item 3. Directors and Officers

Below are the names of and certain information regarding the Company’s current executive officers and directors:

Name	Age	Position	Date Appointed
Vikram Grover	56	Chief Executive Officer, Chief Financial Officer, Chairman of the Board	October 22, 2025

Our current directors will serve until the next annual meeting of stockholders or until their successors are elected or appointed and qualified.

Background Information

Vikram Grover. President, Chief Executive Officer, Chief Financial Officer, Chairman of the Board

Vikram Grover was named Chairman and CEO of Bio-Path Holdings in October 2025 to effect a turnaround of the public company and reengage the Company’s Phase 1 and Phase 2 trials. He is currently CEO of Himalaya Technologies, Inc., owner and operator of a crypto social network, CEO of Everest Networks, Inc., owner and operator of health and wellness social sites, and works as an independent investment banker. He previously worked as a Senior Managing Director of investment banking for Source Capital Group, Inc. and MCF Corp and as a Senior Research Analyst and/or Director of Research for several Wall Street firms including Thomas Weisel Partners, Needham & Co., Kaufman Bros. LP, and Sterne Agee & Leach, Inc. He has a Masters in Science Management (“MSM”) from Georgia Institute of Technology, a B.A. from University of California San Diego, and has passed the CFA Level 3 exam.

Former Officers and Directors who served and resigned during 2025:

Peter H. Nielsen. Former President, Chief Executive Officer, Chief Financial Officer/Treasurer and Chairman of the Board (Resigned June 20, 2025)

Mr. Nielsen co-founded Bio-Path and served as Bio-Path’s President, Chief Executive Officer, Chief Financial Officer/Treasurer and Chairman of the Board from 2008 until his resignation on June 20, 2025. At the time of Bio-Path’s establishment in 2007, Mr. Nielsen licensed technology and targets from The University of Texas, MD Anderson Cancer Center and coordinated preclinical development, optimization and manufacturing of Bio-Path’s lead drug candidate, prexigebersen. Since that time, Mr. Nielsen has led the clinical advancement of prexigebersen into Phase 2 studies, the introduction of additional pipeline candidates and the Company’s public market debut. Prior to co-founding Bio-Path, Mr. Nielsen worked with several other companies, leading turnarounds and developing and executing on strategies for growth. Mr. Nielsen previously served as a director of Synthecon, Inc., a company developing 3D cell culture technology. Before entering the biotechnology sector, Mr. Nielsen was a lieutenant in the U.S. Naval Nuclear Power program where he was director of the physics department and was employed at Ford Motor Company in product development. Mr. Nielsen has a broad background in senior management and has significant negotiating experience. He holds engineering, mathematics and M.B.A. finance degrees from the University of California at Berkeley.

Heath W. Cleaver, CPA. Former Director. Mr. Cleaver served as a director of Bio-Path from 2014 until his resignation on June 20, 2025. Since February 2020, Mr. Cleaver has served as the President and Chief Financial Officer of Compressor Engineering Corporation (“CECO”), a privately-held independent manufacturer of engine and compressor replacement parts. Prior to his current roles, Mr. Cleaver served as Chief Financial Officer of CECO from July 2017 to February 2020. Mr. Cleaver was previously a consultant providing turn-around management and capital raising services to companies in the oil and gas service sector from 2016 to 2017. From 2015 to 2016, Mr. Cleaver served as the Chief Financial Officer of Global Fabrication Services, Inc. In 2014, Mr. Cleaver served as Chief Financial Officer at Tarka Resources, Inc. From 2011 until 2014, Mr. Cleaver served as Chief Financial Officer of Porto Energy Corp. From 2010 until 2011, Mr. Cleaver served as Chief Accounting Officer of Porto Energy Corp. Mr. Cleaver served as Corporate Controller and then as Vice President and Chief Accounting Officer for BPZ Energy from 2006 to 2010. Beginning in 1997 through 2004, Mr. Cleaver served in various accounting roles, including Financial Controller, at Horizon Offshore Contractors, Inc. Mr. Cleaver is a Certified Public Accountant in the state of Texas and holds a Bachelor’s Degree in Business Administration - Accounting from Texas A&M University.

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Paul D. Aubert. Former Director. Mr. Aubert was appointed to the Board on February 1, 2018 and served until his resignation on October 22, 2025. Mr. Aubert is currently Of Counsel with The Mussalli Law Firm in The Woodlands, Texas, a position he has held since April 2022. Prior to that, from March 2018 to March 2023, he served as Senior Vice President & General Counsel of Anthem Holdings Company and its subsidiaries. From June 2014 to March 2018, he practiced law in a solo law practice and also served as part-time General Counsel to his former employers. From February 2012 through May 2014, Mr. Aubert served as General Counsel of Pernix Therapeutics Holdings, Inc., a Nasdaq-listed specialty pharmaceutical company. Before that, he was a Shareholder in the Corporate and Securities practice group at Winstead PC, a national law firm headquartered in Dallas, Texas, from 2007 to 2012. Mr. Aubert also served as an attorney in the Corporate and Securities practice groups of several national and international law firms prior to joining Winstead in 2004, including at Andrews Kurth LLP from 1999 to 2004, Weil, Gotshal & Manges LLP from 1998 to 1999 and Jones Walker LLP from 1996 to 1998. Mr. Aubert holds a Juris Doctor and an M.B.A. from Tulane University in New Orleans, Louisiana and a B.A. in History from Louisiana State University - Baton Rouge.

Aline B. Sherwood. Former Director. Ms. Sherwood was appointed to the Board on March 31, 2022 and served until her resignation on June 21, 2025. Ms. Sherwood is currently the senior director of strategic communications at Cognition Therapeutics, Inc. Prior to joining Cognition in October 2023, she provided tactical support and strategic counsel to pre-commercial, public and private life sciences companies through Scienta Communications, LLC, an independent communications consultancy established in 2010. Previously, Ms. Sherwood worked at a series of global and boutique public and investor relations agencies where she provided support for companies developing therapeutics in a variety of indications. Earlier in her career, she managed corporate communications for The Liposome Company, which had developed and commercialized a liposomal formulation of amphotericin B. Before transitioning to industry, Ms. Sherwood worked in research laboratories at Princeton University and Thomas Jefferson University. She earned a Bachelor of Science in biochemistry and classical civilizations from Beloit College.

Douglas P. Morris. Former Director. Mr. Morris is a co-founder of Bio-Path served as an officer from 2007 to June 2014 and as a director from 2007 until his resignation on October 22, 2025 . Mr. Morris also previously served as the Director of Investor Relations and the Secretary of Bio-Path. Mr. Morris serves as an officer and director of two publicly traded companies seeking business merger combinations: Spirits Time International, Inc. (OTC Markets: SRSG) and Bioethics, LTD. (OTC Markets: BOTH). Mr. Morris previously served as a co-founder, Managing Member, and Secretary of nCAP Holdings, LLC (nCAP), a privately held technology based company from September 2013 to January 2016. Between 1993 and 2010, Mr. Morris was an officer and director of Celtic Investment, Inc., a financial services company. Mr. Morris owned and operated Hyacinth Resources, LLC (“Hyacinth”), a business-consulting firm, from 1990 until September 2018, and is also a Managing Member of Sycamore Ventures, LLC, a privately held consulting firm. Mr. Morris has a B.A. from Brigham Young University, and attended the University of Southern California Master’s program in public administration.

EXECUTIVE COMPENSATION

The Compensation Committee oversees our compensation programs for executives and all employees. The Compensation Committee understands that for the Company and its stockholders to achieve long-term success, the compensation programs need to attract, retain, develop and motivate a strong leadership team. As a result, our executive compensation programs are designed to pay for performance, enable talent attraction, retain top talent and closely align the interests of our executives with those of our stockholders. All decisions with respect to the compensation of our Chief Executive Officer are determined and approved either solely by the Compensation Committee or together with other independent directors, as directed by the Board. All decisions with respect to non-CEO executive compensation, incentive-compensation and equity-based plans are first approved by the Compensation Committee and then submitted, together with the Compensation Committee’s recommendation, to the members of the Board for final approval.

This section provides important information on our executive compensation programs and explains the compensation decisions made during 2024 by the Compensation Committee for our named executive officers (“NEOs”). In the fiscal year ended December 31, 2024, our only NEO was Peter H. Nielsen, Chairman of the Board, Chief Executive Officer, Chief Financial Officer and President. Subsequently, in June 2025, Doug Morris was named Interim CEO. On October 22, 2025, Mr. Morris resigned as Interim CEO and we named Vikram Grover Chairman, CEO and CFO.

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Compensation Philosophy

Our primary objective with respect to executive compensation is to design a reward system that will align executive compensation with our overall business strategies and attract and retain highly qualified executives. We intend to stay competitive in the marketplace with companies of comparable size, industry and complexity. Our compensation philosophy for executives is guided by the following principles:

•         Pay for Performance. In making compensation decisions, we consider annual and long-term Company performance and consider the compensation of our executive officers in relation to companies of comparable size, industry and complexity, taking the performance of the Company into consideration;

•         Reviewed Annually. The Compensation Committee annually reviews compensation levels to ensure we remain competitive and continue to attract, retain and motivate top-tier talent;

•         Alignment with Stockholder Interests. Our compensation is intended to closely align the interests of our NEOs with those of our stockholders in an effort to create long-term stockholder value. In developing our compensation philosophy, the Compensation Committee has considered the most recent stockholder advisory vote on executive compensation in which an overwhelmingly positive percentage of the votes cast were in favor of our executive compensation. The Compensation Committee is continuously mindful of stockholders’ views on executive compensation and remains focused on ensuring proper alignment with stockholder interests.

Our compensation philosophy rewards demonstrated performance and encourages behavior that is in the long-term best interests of the Company and its stockholders.

Elements and Mix of our 2024-2025 Compensation Program

The following elements made up the fiscal year 2024-2025 compensation program for our NEOs:

Element	Form of Compensation	Purpose, Basis and Performance Criteria
Base Salary	Cash	• Base salary is intended to provide a market competitive level of fixed compensation in recognition of responsibilities, skills, capabilities, experience and leadership.
• Base salary is not generally performance based, but reflective of competencies and experience.
Annual Performance Incentive Awards (considered “at-risk” compensation)	Cash	• Annual cash performance incentive awards are intended to motivate and reward performance achievement.
• Payments are discretionary and approved annually by the Compensation Committee.
Long-Term Incentive Awards (considered “at-risk” compensation)	Stock Options	• Long-term incentive awards are intended to recognize and reward the achievement of long-term corporate goals and objectives, recognize promotions, motivate retention of our leadership talent and align executives’ interests with our stockholders
• The Compensation Committee determines the amount of long-term incentive awards to be granted to each NEO. The Compensation Committee also may make isolated awards to recognize promotions, new hires or individual performance achievements
• In 2024, the long-term incentive awards included time-vested equity awards that vest over a four-year period
• The Compensation Committee provides time-vested long-term incentives (i) to build a consistent ownership stake and retention incentive, (ii) to create a meaningful tie to the Company’s relative long-term stockholder returns and (iii) to motivate consistent improvement over a longer-term horizon.
Change of Control Severance	Eligible to receive severance payments and post-termination health benefits in connection with involuntary termination within three months before or twelve months after a change of control	• Employment agreements are intended to provide financial security and an industry-competitive compensation package for NEOs. This additional security helps ensure that NEOs remain focused on our performance and the continued creation of stockholder value throughout any change of control transaction rather than on the potential uncertainties associated with their own employment

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DIRECTOR COMPENSATION

The following table sets forth information  with respect to the compensation of our sole NEO for the fiscal years ended December 31, 2025 and 2024.

Name and Principal Position	Year	Salary ($)		Bonus ($)		Option Awards ($)(1)	All Other Compensation ($)		Total ($)
Vikram Grover, CEO, CFO, President, Chairman, Director	2025	$—		$—		$—	$3,000		$3,000
(Appointed October 22, 2025)	2024	—		—		—	—		—
Doug Morris, Interim CEO, Interim CFO (Appointed June 22, 2025, Resigned October 22, 2025)	2025	$—		$—		$—	$—		$—
Peter H. Nielsen, Former CEO,	2025	$440,000		$150,000		$35,617	$13,090	(2)	$638,707
CFO, President, Chairman, Director (Resigned June 20, 2025)	2024	$575,000	(3)	$110,000	(4)	$130,880	$11,237	(5)	$827,117

(1)	The amounts reported in this column reflect the aggregate grant date fair value of equity awards granted during the year computed in accordance with FASB ASC Topic 718. See Note 11 to our consolidated financial statements included in this Annual Report on Form 10-K for assumptions made by us in such valuation.
(2)	The amounts reported include Medicare premiums of $5,347, insurance copayments of $6,387 and certain other benefits including life insurance premiums paid by the Company for Mr. Nielsen.
(3)	Mr. Nielsen voluntarily reduced his base salary for 2023 to $400,000.
(4)	Mr. Nielsen voluntarily elected to forego the entire $110,000 bonus.
(5)	The amounts reported include Medicare premiums of $7,855, insurance copayments of $1,990 and certain other benefits including life insurance premiums paid by the Company for Mr. Nielsen.
(6)	Steel Giants Advisors LLC, an entity controlled by our CEO, Vikram Grover, was issued 51 shares of Series S Preferred stock with each share holding 1% of the diluted votes of the Company and convertible into 1 common share, valued at $3.

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Grants of Plan-Based Awards Table

The following table contains information about grants of plan-based stock options to our sole NEO during fiscal years 2024 and 2025:

Estimated Future Payouts Under Non-Equity
Incentive Plan Awards
					All Other	All Other
					Stock	Option	Exercise or	Grant Date
					Awards:	Awards:	Base	Fair Value
					Number of	Number of	Price of	of
					Shares of	Securities	Option	Stock
	Grant	Threshold	Target	Maximum	Stock or	Underlying	Awards	Awards
Name	Date	($)	($)	($)	Units (#)	Options (#)	($/Sh)	($)(2)
Mr. Nielsen (1)	7/30/2024	—	—	—	—	25,000	$1.55	$1.42

(1)	Reflects time-vested stock options awarded under the 2022 Stock Incentive Plan. The options vest over a four-year period from the date of grant, with one-fourth (1/4) of the options vesting on the first anniversary of such grant, and the remaining options vesting thereafter in equal monthly increments equal to one-forty-eighth (1/48) of the options over the next three years.
(2)	The amounts in this column reflect the aggregate grant date fair value of equity awards granted during the year computed in accordance with FASB ASC Topic 718. See Note 11 to our consolidated financial statements included in this Annual Report on Form 10-K for assumptions made by us in such valuation.

Narrative Disclosures to Summary Compensation Table and Grants of Plan-Based Awards Table

Please see the discussion under the heading “2024 Performance Analysis and Compensation Decisions” in this Annual Report on Form 10-K, above.

Outstanding Equity Awards at December 31, 2025

The following table sets forth certain information with respect to outstanding stock option awards of our sole CEO for the fiscal year ended December 31, 2025.

		Equity Incentive
	Number of Securities	Number of Securities	Plan Awards:
	Underlying Unexercised	Underlying Unexercised	Number of Securities	Option	Option
	Options Exercisable	Options Unexercisable	Underlying Unexercised	Exercise	Expiration
Name	(#)	(#)	Unearned Options (#)	Price ($)	Date
Mr. Nielsen (1)	138	—	—	$11,000.00	April 2026
Mr. Nielsen (1)	325	—	—	$736.00	April 2028
Mr. Nielsen (1)	750	—	—	$368.00	March 2029
Mr. Nielsen (1)	750	—	—	$65.00	March 2030
Mr. Nielsen (1)	4,250	—	—	$104.20	June 2030
Mr. Nielsen (2)	4,688	312	—	$140.40	March 2031
Mr. Nielsen (3)	3,096	1,404	—	$72.20	March 2032
Mr. Nielsen (4)	2,082	3,168	—	$27.80	May 2033
Mr. Nielsen (5)	—	25,000	—	$1.55	July 2034

(1)	All of these options granted are fully vested.
(2)	This option vests over a four-year period from the date of grant, March 31, 2021, with one-fourth (1/4) of the shares vesting on the first anniversary of such grant, and the remaining shares vesting thereafter in equal monthly increments equal to one-forty-eighth (1/48) of the shares over the next three years, based on continuing service to the Company.
(3)	This option vests over a four-year period from the date of grant, March 23, 2022, with one-fourth (1/4) of the shares vesting on the first anniversary of such grant, and the remaining shares vesting thereafter in equal monthly increments equal to one-forty-eighth (1/48) of the shares over the next three years, based on continuing service to the Company.
(4)	This option vests over a four-year period from the date of grant, May 2, 2023, with one-fourth (1/4) of the shares vesting on the first anniversary of such grant, and the remaining shares vesting thereafter in equal monthly increments equal to one-forty-eighth (1/48) of the shares over the next three years, based on continuing service to the Company.
(5)	This option vests over a four-year period from the date of grant, July 30, 2024, with one-fourth (1/4) of the shares vesting on the first anniversary of such grant, and the remaining shares vesting thereafter in equal monthly increments equal to one-forty-eighth (1/48) of the shares over the next three years, based on continuing service to the Company.

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Director Compensation Table

The following table presents summary information for the years ended December 31, 2025 and December 31, 2024 regarding the compensation of the members of our Board (other than Mr. Nielsen).

		Fees
		Earned
		or Paid		Option		All Other
Name	Year	in Cash		Awards		Compensation			Total
Vikram Grover (Appointed October 22, 2025)	2025	$—		$—		$—			$—
	2024	$—		$—		$—			$—
Heath W. Cleaver (Former Director)	2025		$(1)		$(2)	$—		$
Resigned June 20, 2025	2024	$73,000	(1)	$2,467	(2)	$—			$75,467
Paul D. Aubert (Former Director)	2025		$(1)		$(2)	$—		$
Resigned October 22, 2025	2024	$61,500	(1)	$2,467	(2)	$—			$63,967
Aline B. Sherwood (Former Director)	2025		$(1)		$(2)	$—		$
Resigned June 21, 2025	2024	$64,500	(1)	$2,467	(2)	$—			$66,967
Douglas P. Morris (3) (Former Director)	2025	$—			$(4)		$(5)	$
Resigned November 13, 2025	2024	$—		$5,044	(4)	$76,731	(5)		$81,775

(1)	These amounts reflect cash fees paid to or earned by our non-employee directors for attending Board or committee meetings during the years ended December 31, 2025 and 2024.
(2)	In July 2024, our non-employee directors who were eligible at such time earned or received an annual grant of an option to purchase 2,000 shares of our common stock, which was the only grant received by such directors during 2024. The amounts in this column reflect the aggregate grant date fair value of equity awards granted during the year computed in accordance with FASB ASC Topic 718. See Note 11 to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K for assumptions made by us in such valuation.
(3)	Mr. Morris was hired by the Company in 2016 as the Company’s Director of Investor Relations. Accordingly, Mr. Morris was not considered a non-employee director and did not receive compensation for his services as a member of the Board. On November 13, 2025, Mr. Morris resigned from the Board of Directors.
(4)	Option awards granted to Mr. Morris reflect compensation received by Mr. Morris in his capacity as the Company’s Director of Investor Relations.
(5)	This amount reflects compensation received by Mr. Morris in his capacity as the Company’s Director of Investor Relations, which includes base salary and certain other benefits.

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The following table reflects the aggregate number of outstanding options (including unexercisable options) held by our directors (other than Mr. Nielsen) as of December 31, 2025:

Director	Number of shares underlying outstanding options
Vikram Grover(3)	2,000,000
Heath W. Cleaver(2)	4,121
Paul D. Aubert(2)	4,101
Aline B. Sherwood(2)	3,000
Douglas P. Morris (1)(2)	6,158

(1)	Mr. Morris was hired by the Company in 2016 as the Company’s Director of Investor Relations. Accordingly, Mr. Morris was not considered a non-employee director.
(2)

Mr. Cleaver resigned from the Board of Directors on June 20, 2025. Mr. Aubert resigned from the Board of Directors on October 22, 2025. Ms. Sherwood resigned from the Board of Directors on June 21, 2025. Mr. Morris resigned from the Board of Directors on November 13, 2025.

(3)	Mr. Grover was appointed to the Board of Directors on October 22, 2025. Steel Giants Advisors LLC, an entity controlled by Mr. Grover, holds 2,000,000 comon stock purchase warrants in the Company.

Narrative to Director Compensation Table

In 2024 and 2025, our non-employee directors received cash and equity compensation in accordance with our non-employee director compensation structure. Directors who were also employed by the Company did not receive compensation for services as directors. During 2024-2025, our compensation structure for all non-employee directors was as follows:

Cash Compensation Program

Non-employee directors received as compensation an annual cash retainer in the amount of $40,000.

The chairs of the respective Board committees also received as compensation the following amounts: (i) an annual cash retainer in the amount of $20,000 to the chair of the Audit Committee; (ii) an annual cash retainer in the amount of $10,000 to the chair of the Compensation Committee; (iii) an annual cash retainer in the amount of $8,000 to the chair of the Nominating/Corporate Governance Committee; and (iv) an annual cash retainer in the amount of $8,000 to the chair of the Business Development Committee.

Non-chair members of the respective Board committees also received as compensation the following amounts: (i) an annual cash retainer in the amount of $7,500 to each member of the Audit Committee; (ii) an annual cash retainer in the amount of $5,000 to each member of the Compensation Committee; and (iii) an annual cash retainer in the amount of $4,000 to each member of the Nominating/Corporate Governance Committee.

In addition to the foregoing cash compensation for Board and committee members, non-employee directors of the Board who spent significant time performing Board or committee service beyond the normal scope of their Board or committee responsibilities could receive up to $2,500 per diem at the discretion of the Chief Executive Officer of the Company.

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Equity Compensation Program

Each non-employee director of the Board also received as compensation an annual stock option grant (a “Grant”) of 2,000 shares of our common stock (the “Option Shares”). The exercise price of the Option Shares was determined by the Board, and the Option Shares vest over a one-year period from the date of the Grant, with the Option Shares vesting in equal monthly increments equal to one-twelfth (1/12) of the Option Shares, based on continuing service to the Company.

Director Service Agreements

On December 19, 2024, the Company entered into new one-year director service agreements (which replaced the agreements entered into in April 2022) with each of the current members of the Board. The agreement will automatically renew for successive one-year terms unless either party notifies the other of its desire not to renew the agreement at least 30 days prior to the end of the then current term, or unless earlier terminated in accordance with the terms of the agreement. As compensation for serving on the Board, each director will be entitled to a $60,000 annual stock grant and for serving on a committee of the Board, an additional $20,000 annual stock grant, both based upon the closing sales price of the Common Stock on the last trading day of the calendar year. Each director who serves as chairman of the Audit Committee, Compensation Committee and Nominating and Governance Committee will be entitled to an additional $50,000, $40,000 and $30,000 annual stock grant, respectively. Since the former Board of Directors resigned, these director service agreements were terminated on their respective dates of resignation.

We have not entered into a director service agreement with Vikram Grover, who is our sole remaining director, since his appointment on October 22, 2025.

Limitation on Liability and Indemnification Matters

Our certificate of incorporation contains provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Wyoming law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;
•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;
•	unlawful payments of dividends in violation of the Wyoming General Corporation Law; or

 Our certificate of incorporation and bylaws provide that we are required to indemnify our directors and officers, in each case to the fullest extent permitted by Wyoming law and provide for the advancement of expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any director or officer for any liability arising out of his, her or its actions in that capacity.

We believe that these provisions in our certificate of incorporation and bylaws are necessary to attract and retain qualified persons as directors and officers.

 The limitation of liability and indemnification provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

There is no pending litigation or proceeding naming any of our directors, officers or employees as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director, officer or employee.

We have directors’ and officers’ liability insurance insuring our directors and officers against liability for acts or omissions in their capacities as directors or officers.

19

Item 4. Security Ownership of Management and Certain Securityholders

The following table sets forth, as of March 18, 2026, the number of shares of Common Stock beneficially owned by (i) each person, entity or group (as that term is used in Section 13(d)(3) of the Securities Exchange Act of 1934) known to the Company to be the beneficial owner of more than 5% of its outstanding shares of Common Stock; (ii) each of the Company’s directors (iii) each Named Executive Officer and (iv) all of the Company’s executive officers and directors as a group. The information relating to beneficial ownership of Common Stock by our principal stockholders and management is based upon information furnished by each person using “beneficial ownership” concepts under the rules of the SEC. Under these rules, a person is deemed to be a beneficial owner of a security if that person directly or indirectly has or shares voting power, which includes the power to vote or direct the voting of the security, or investment power, which includes the power to dispose or direct the disposition of the security. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Under the SEC rules, more than one person may be deemed to be a beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which he or she may not have any pecuniary interest. Unless otherwise indicated below, each person has sole voting and investment power with respect to the shares beneficially owned and each stockholder’s address is c/o Bio-Path Holdings, Inc., 625 Stanwix St. #2407, Pittsburgh, PA 15222.

	Amount and
	Nature of
	Beneficial	Percent of
Name of Beneficial Owner	Ownership	Class
Vikram Grover(1)	2,000,051	17.6%
Peter H. Nielsen (2) (3)	18,612	* %
Douglas P. Morris (2) (4)	2,576	*
Heath W. Cleaver (2) (5)	3,614	*
Aline B. Sherwood (2) (6)	2,500	*
Paul D. Aubert (2) (7)	3,601	*
All officers and directors as a group (8)	2,030,954	17.6%

*Less than 1%

(1)	Includes 2,000,000 shares issuable upon the exercise of 2,000,000 options and 51 shares of Series S Preferred stock convertible into 51 common shares held by Steel Giants Advisors LLC, an entity controlled by Vikram Grover, currently our sole Director.
(2)	These are our former NEOs and directors. Vikram Grover was appointed President, Chief Executive Officer, Chief Financial Officer and Director on October 22, 2025. As of February 10, 2026, Mr. Grover is our sole executive officer and director. On June 20, 2025, Mr. Nielsen resigned from all officer and director positions. On June 20, 2025, Mr. Cleaver resigned from the Board of Directors. On June 21, 2025, Ms. Sherwood resigned from the Board of Directors. On October 22, 2025, Mr. Aubert resigned from the Board of Directors. On November 13, 2025, Mr. Morris resigned from the Board of Directors.
(3)	Includes 1,292 shares owned of record and 17,320 shares issuable upon the exercise of options that are exercisable within 60 days.
(4)	Includes 403 shares held by Hyacinth Resources, LLC and 7 shares held by Sycamore Ventures, LLC. Mr. Morris disclaims beneficial ownership of the shares held by Sycamore Ventures, LLC except to the extent of his pecuniary interest therein. Also includes 2,166 shares issuable upon the exercise of options that are exercisable within 60 days.
(5)	All 3,614 shares are issuable upon the exercise of options that are exercisable within 60 days.
(6)	All 2,500 shares are issuable upon the exercise of options that are exercisable within 60 days.
(7)	All 3,601 shares are issuable upon the exercise of options that are exercisable within 60 days.

20

Item 5. Interest of Management and Others in Certain Transactions

Related Party Transactions

It is the responsibility of our employees and directors to disclose any significant financial interest in a transaction between the Company and a third party, including an indirect interest. All related party transactions shall be disclosed in our filings with the SEC as required under SEC rules.

In addition, pursuant to our codes of ethics, all employees, officers and directors of ours and our subsidiaries are prohibited from engaging in any relationship or financial interest that is an actual or potential conflict of interest with us without approval. Employees and officers are required to provide written disclosure to their supervisors as soon as they have any knowledge of a transaction or proposed transaction with an outside individual, business or other organization that would create a conflict of interest or the appearance of one. Directors are required to disclose such information to the Board or as otherwise required by law.

For our last two fiscal years, there has not been nor is there currently proposed any transaction or series of similar transactions to which we were or are to be a party in which the amount involved exceeds the lesser of $120,000 or 1% of the average of our total assets at the end of our last two fiscal years, and in which any of our directors, executive officers, persons who we know hold more than 5% of our common stock, or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest other than: (i) compensation agreements and other arrangements, which are described elsewhere in this Annual Report on Form 10-K and (ii) the transactions described in the following paragraph.

We have entered into indemnity agreements with certain of our officers and directors which provide, among other things, that we will indemnify such officer or director, under the circumstances and to the extent provided for therein, for expenses, damages, judgments, fines and settlements he or she may be required to pay in actions or proceedings which he or she is or may be made a party by reason of his or her position as a director, officer or other agent of the Company, and otherwise to the fullest extent permitted under applicable law, our Certificate of Incorporation and our Bylaws.

Item 6. Other Information

None.

21

Item 7. Financial Statements.

INDEX TO UNAUDITED FINANCIAL STATEMENTS

The Accompanying Unaudited Consolidated Financial Statements for the Fiscal Years ended December 31, 2024 and December 31, 2025 have been prepared from the books and records of the Company and have not been subject to independent review and audit. The financials reflect all adjustments known to management necessary to fairly reflect the results of operations and financial position of the Company for the periods presented.

F-1

BIO-PATH HOLDINGS, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except par value)

(Unaudited)

	As of December 31,	As of December 31,
	2025	2024
Assets

Current assets
Cash	$—	$1,173
Prepaid drug product	474	1,074
Other current assets	193	1,529
Total current assets	667	3,776

Fixed assets
Furniture, fixtures & equipment	1,010	1,077
Less accumulated depreciation	(1,010)	(1,054)
	—	23

Right of use operating assets	11	84

Total Assets	$678	$3,883

Liabilities & Shareholders' (Deficit) Equity
Current liabilities
Accounts payable	$4,910	$1,274
Notes payable	452	—
Accrued expenses	3,004	1,938
Derivative liabilities	508	—
Lease liabilities	11	83
Total current liabilities	8,885	3,295

Warrant liability	14	434

Total Liabilities	8,899	3,729

Shareholders' (deficit) equity
Preferred stock, $.001 par value; 10,000 shares authorized; no shares issued and outstanding	—	—
Common stock, $.001 par value; 200,000 shares authorized; 9,242 and 5,768 shares issued and outstanding, respectively	9	6
Common stock to be issued	1	—
Additional paid in capital	117,944	117,649
Accumulated deficit	(126,175)	(117,501)
Total shareholders' (deficit) equity	(8,221)	154
Total Liabilities & Shareholders' (Deficit) Equity	$678	$3,883

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

F-2

BIO-PATH HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except par value)

(Unaudited)

	Year Ended
	December 31,
	2025	2024

Operating expenses

Research and development	6,300	7,295
General and administrative	2,032	4,697

Total operating expenses	8,332	11,992

Net operating income (loss)	(8,332)	(11,992)

Other income (expense)
Change in fair value of derivatives	(88)	2,084
Loss on debt conversions	(43)	—
Interest expense	(211)	14

Total other income (expense)	(342)	2,098

Net loss	$(8,674)	$(9,894)

Net loss per share, basic and diluted	$(1.10)	$(4.12)

Basic and diluted weighted average number of common shares outstanding	7,906	2,401

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

F-3

BIO-PATH HOLDINGS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ (DEFICIT) EQUITY

(In thousands, except par value)

(Unaudited)

	Common Stock
Description	Shares	Amount	Common Stock To Be Issued	Additional Paid in Capital	Accumulated Deficit	Total

Balance at December 31, 2023	618	$1	$—	108,047	$(107,607)	$441

Issuance of common stock and warrants, net of fees and warrant liability	5,150	5	—	9,036	—	9,041
Stock-based compensation	—	—	—	566	—	566
Net loss	—	—	—	—	(9,894)	(9,894)

Balance at December 31, 2024	5,768	$6	$—	$117,649	$(117,501)	$154

Exercise of pre-funded warrants, net of fees	2,540	2	—	(1)	—	1
Stock-based compensation	—	—	—	195	—	195
Conversion of convertible debt to common stock	934	1	1	101	—	103
Net loss	—	—	—	—	(8,674)	(8,674)

Balance at December 31, 2025	9,242	$9	$1	$117,944	$(126,175)	$(8,221)

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

F-4

BIO-PATH HOLDINGS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands, except par value)

(Unaudited)

	Year Ended December 31,
	2025	2024
Cash flow from operating activities
Net loss	$(8,674)	$(9,894)
Adjustments to reconcile net loss to net cash used in operating activities
Stock-based compensation	195	566
Amortization of debt issuance costs	80	—
Amortization of right of use assets	73	106
Default interest on convertible notes	90	—
Loss on debt conversions	43	—
Depreciation	23	53
Change in fair value of warrant liability	(420)	(2,084)
Change in fair value of derivaitve liability	508	—
(Increase) decrease in operating assets
Prepaid drug product	600	(442)
Other current assets	1,336	(171)
Increase (decrease) in operating liabilities
Accounts payable and accrued expenses	4,622	1,409
Interest payable	—	—
Lease liabilities	(72)	(118)
Net cash used in operating activities	(1,596)	(10,575)

Cash flow from financing activities
Net proceeds from sale of common stock	—	10,696
Net proceeds from exercise of pre-funded warrants	1	—
Proceeds from promissory notes	422	—
Net cash provided by financing activities	423	10,696

Net increase (decrease) in cash	(1,173)	121
Cash, beginning of period	1,173	1,052
Cash, end of period	$—	$1,173

Supplemental disclosure of non-cash activities
Right of use asset recognized in exchange for lease obligation	$73	$88

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

F-5

Bio-Path Holdings, Inc.

Notes to Consolidated Financial Statements

December 31, 2025 and 2024

(Unaudited)

Unless the context requires otherwise, references in these Notes to the Consolidated Financial Statements to “we,” “our,” “us,” “the Company” and “Bio-Path” refer to Bio-Path Holdings, Inc. and its subsidiary. Bio-Path Holdings, Inc.’s wholly-owned subsidiary, Bio-Path, Inc., is sometimes referred to herein as “Bio-Path Subsidiary.”

1.	Organization and Business

The Company is a clinical and preclinical stage oncology and obesity-focused RNAi nanoparticle drug development company utilizing a novel technology that achieves systemic delivery for target specific protein inhibition for any gene product that is over-expressed in disease. The Company’s drug delivery and antisense technology, called DNAbilize®, is a platform that uses P-ethoxy, which is a deoxyribonucleic acid (DNA) backbone modification that is intended to protect the DNA from destruction by the body’s enzymes when circulating in vivo, incorporated inside of a lipid bilayer having neutral charge. The Company believes this combination allows for high efficiency loading of antisense DNA into non-toxic, cell-membrane-like structures for delivery of the antisense drug substance into cells. In vivo, the DNAbilize® delivered antisense drug substances are systemically distributed throughout the body to allow for reduction or elimination of target proteins in blood diseases and solid tumors. Through testing in numerous animal studies and dosing in clinical trials, the Company's DNAbilize® drug candidates have demonstrated an excellent safety profile. DNAbilize® is a registered trademark of the Company. Using DNAbilize® as a platform for drug development and manufacturing, the Company currently has four antisense drug candidates in development to treat at least five different cancer disease indications.

The Company was incorporated in May 2000 as a Utah corporation. In February 2008, Bio-Path Subsidiary completed a reverse merger with the Company, which at the time was traded over the counter and had no current operations. The prior name of the Company was changed to Bio-Path Holdings, Inc. and the directors and officers of Bio-Path Subsidiary became the directors and officers of Bio-Path Holdings, Inc. Effective December 31, 2014, the Company changed its state of incorporation from Utah to Delaware through a statutory conversion pursuant to the Utah Revised Business Corporation Act and the Delaware General Corporation Law. Effective March 5, 2026 the Company re-domesticated to the State of Wyoming, which was approved by the Wyoming Secretary of State.

On February 22, 2024, the Company effected a reverse stock split of its outstanding shares of common stock at a ratio of 1-for-20, and its common stock began trading on the spilt-adjusted basis on the Nasdaq Capital Market at the commencement of trading on February 23, 2024. All common stock share and per share amounts in this Annual Report on Form 10-K have been adjusted to give effect to the 1-for-20 reverse stock split.

The Company’s operations to date have been limited to organizing and staffing the Company, acquiring, developing and securing its technology and undertaking product development for a limited number of product candidates. As the Company has not begun its planned principal operations of commercializing a product candidate, the Company’s activities are subject to significant risks and uncertainties, including the potential requirement to secure additional funding, the outcome of the Company’s clinical trials and failing to operationalize the Company’s current drug candidates before another company develops similar products.

OTCQB Venture Market – On February 14, 2025, the Nasdaq Stock Market LLC (“Nasdaq”) notified the Company that the Nasdaq Hearings Panel (the “Panel”) determined to delist the Company’s common stock, par value $0.001 per share. On February 19, 2025, trading of our common stock was suspended on The Nasdaq Capital Market and trading of our common stock commenced on the OTCQB Venture Market under the ticker symbol “BPTH.” In connection with the Nasdaq delisting notice, Nasdaq will complete the delisting by filing a Form 25 Notification of Delisting with the SEC after applicable appeal periods have lapsed.

F-6

On October 22, 2025, the Board of Directors (the “Board”) of the Company elected and appointed Vikram Grover as President, Chief Executive Officer, Chief Financial Officer, and member of the Board.

On October 22, 2025, the Board of the Company accepted the resignation of Douglas Morris as Interim Chief Executive Officer and Interim Chief Financial Officer.

On October 22, 2025, the Board of the Company accepted the resignation of Paul Aubert as Director.

On November 13, 2025, the Board of the Company accepted the resignation of Douglas Morris as member of the Board of Directors which was provided electronically to us on November 4, 2025.

2.	Summary of Significant Accounting Policies

Principles of Consolidation — The consolidated financial statements include the accounts of Bio-Path Holdings, Inc. and its wholly owned subsidiary Bio-Path, Inc. All intercompany accounts and transactions have been eliminated in consolidation.

Cash and Cash Equivalents — The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Concentration of Credit Risk — Financial instruments that potentially subject the Company to a significant concentration of credit risk consist of cash. The Company maintains its cash balances with one major commercial bank, JPMorgan Chase Bank. The balances are insured by the Federal Deposit Insurance Corporation (the “FDIC”) up to $250,000. As a result, as of December 31, 2025 and 2024, approximately $0.0 million and $0.9 million, respectively, of its cash balance was not covered by the FDIC.

Furniture, fixtures and equipment — Furniture, fixtures and equipment are stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets. Depreciation expense was $0.1 million for each of the years ended December 31, 2025 and 2024, respectively.

The estimated useful lives are as follows:

Computers and equipment – 3 years

Furniture and fixtures – 7 years

Scientific equipment –7 years

Leasehold improvements – Lesser of useful life or lease term

Major additions and improvements are capitalized, while costs for minor replacements, maintenance and repairs that do not increase the useful life of an asset are expensed as incurred.

Long-Lived Assets — The Company’s long-lived assets consist of furniture, fixtures and equipment, leasehold improvements and right-of-use operating assets. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of the asset is measured by a comparison of the asset’s carrying amount to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset.

Research and Development Costs — Costs and expenses that can be clearly identified as research and development are charged to expense. Advance payments, including nonrefundable amounts, for goods or services that will be used or rendered for future research and development activities are deferred and capitalized. Such amounts will be recognized as an expense as the related goods are delivered or the related services are performed. If the goods will not be delivered, or services will not be rendered, then the capitalized advance payment is charged to expense.

F-7

The Company estimates its clinical trial expense each period based on a cost per patient calculation which is derived from estimated start-up costs, clinical trial costs based on the number of patients and length of treatment and clinical study report costs. These services are performed by the Company’s third-party clinical research organizations, laboratories and clinical investigative sites. The expense is recorded in research and development expense each period. Amounts that have been prepaid in advance of work performed are recorded in other current assets.

Stock-Based Compensation — The Company records stock-based compensation expense measured using the fair value method. The Company uses the Black-Scholes option valuation model to calculate stock-based compensation at the date of grant. Option pricing models require the input of highly subjective assumptions, including the expected price volatility. The Company's policy is to estimate forfeitures at the grant date and revise, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Changes in these assumptions can materially affect the fair value estimate.

Warrants — The Company determines whether warrants should be classified as a liability or equity. For warrants classified as liabilities, the Company estimates the fair value of the warrants at each reporting period using Level 3 inputs with changes in fair value recorded in the Consolidated Statement of Operations as change in fair value of warrant liability. The estimates in valuation models are based, in part, on subjective assumptions, including but not limited to stock price volatility, the expected life of the warrants, the risk-free interest rate and the fair value of the common stock underlying the warrants, and could differ materially in the future. The Company will continue to adjust the fair value of the warrant liability at the end of each reporting period for changes in fair value from the prior period until the earlier of the exercise or expiration of the applicable warrant.

Net Loss Per Share — Basic net loss per common share is computed by dividing net loss attributable to common stockholders for the period by the weighted average number of common shares outstanding during the period. Although there were warrants and stock options outstanding during 2025 and 2024, they were not included in the computation of any diluted per-share amount when a loss exists, as it would be anti-dilutive. Consequently, diluted net loss per share as presented in the financial statements is equal to basic net loss per share for the years 2025 and 2024.

Use of Estimates — The preparation of consolidated financial statements in conformity with generally accepted accounting principles in the United States (“U.S.”) requires management to make estimates and assumptions that affect the amounts reported in the Company’s consolidated financial statements and accompanying notes. On an ongoing basis, the Company evaluates its estimates and judgments, which are based on historical and anticipated results and trends as well as on various other assumptions that the Company believes to be reasonable under the circumstances. By their nature, estimates are subject to an inherent degree of uncertainty and, as such, actual results may differ from the Company’s estimates. These estimates include prepaid and accrued clinical trial costs, stock-based compensation expense, valuation of warrants and valuation of deferred tax assets.

Income Taxes — Deferred income tax assets and liabilities are determined based upon differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Liquidity — Since its inception, the Company has devoted substantially all of its efforts to product development, raising capital and building infrastructure, and has not generated significant revenues from its planned principal operations. The Company does not anticipate generating significant revenues for the foreseeable future. The Company’s activities are subject to significant risks and uncertainties.

The Company has experienced significant losses since its inception, including net losses of $8.7 million and $9.9 million for the years ended December 31, 2025 and 2024, respectively. As of December 31, 2025, the Company had an accumulated deficit of $126.2 million and $0.0 million in cash and cash equivalents. The Company has debt commitments of $452 million, which is in default. Substantially all of the Company’s net losses have resulted from costs incurred in connection with its research and development activities and its general and administrative expenses to support operations. The Company’s net losses may fluctuate significantly from quarter to quarter and year to year.

F-8

The Company’s available cash at December 31, 2025 will not be sufficient to fund current liabilities and capital expenditure requirements. Therefore, substantial doubt exists about the Company’s ability to continue operating. The Company expects to continue to incur significant operating expenses for the foreseeable future in connection with its ongoing activities, including conducting clinical trials, manufacturing development and seeking regulatory approval of its drug candidates, prexigebersen, BP1002, BP1003 and BP1001-A. Accordingly, the Company will continue to require substantial additional capital to fund its projected operating requirements. Such additional capital may not be available when needed or on terms favorable to the Company. In addition, the Company may seek additional capital due to favorable market conditions or strategic considerations, even if it believes it has sufficient funds for its current and future operating plan. There can be no assurance that the Company will be able to continue to raise additional capital through the sale of securities in the future. If the Company is not able to secure adequate additional funding, the Company may be forced to make reductions in spending, extend payment terms with suppliers and/or suspend or curtail planned programs. Any of these actions could materially harm the Company’s business, results of operations, financial condition and future prospects.

Recent Accounting Pronouncements — From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board (FASB) that are adopted by the Company as of the specified effective date. There are no recent accounting pronouncements that have a material impact on the Company’s consolidated financial statements.

3.	Prepaid Drug Product

Advance payments, including nonrefundable amounts, for goods or services that will be used or rendered for future clinical development activities are deferred and capitalized. Such amounts will be recognized as an expense as the related goods are delivered or the related services are performed. The Company recognized certain expenses and incurred installment costs for its contract drug manufacturing and raw material suppliers with prepayments totaling $0.5 million and $1.1 million, respectively, as of December 31, 2025 and 2024 pursuant to drug supply contracts for the manufacture and delivery of prexigebersen for testing in a Phase 2 clinical trial and BP1001-A for testing in a Phase 1 clinical trial.

4.	Other Current Assets

As of December 31, 2025, other current assets included prepaid insurance and other current assets of $0.3 million. As of December 31, 2024, other current assets included prepaid expenses of $1.5 million, comprised primarily of prepayments of $1.2 million made for the Company’s clinical trials for BP1001-A in solid tumors and BP1002 in AML as well as prepaid insurance of $0.3 million.

5.	Property and Equipment

The following table summarizes property and equipment as of December 31, 2025 and 2024:

		December 31,
	Estimated Useful
	Lives	2025	2024

	(in years)	(in thousands)
Leasehold improvements	2 to 5	$463	$463
Computers and office equipment	3	83	83
Furniture and fixtures	7	50	50
Scientific equipment	7	481	481
Total		1,077	1,077
Less: Accumulated depreciation		(1,077)	(1,054)
Net property and equipment		$—	$23

F-9

6.	Accounts Payable

As of December 31, 2024, current liabilities included accounts payable of $4.9 million, comprised primarily of expenses related to the Company’s clinical trials of $3.3 million, drug manufacturing development and testing services of $0.4 million and legal and patent fees of $0.6 million. As of December 31, 2024, current liabilities included accounts payable of $1.3 million, comprised primarily of expenses related to the Company’s clinical trials of $0.8 million, drug manufacturing development and testing services of $0.4 million and legal and patent fees of $0.1 million.

7.	Accrued Expense

As of December 31, 2025, current liabilities included accrued expenses of $3.0 million, comprised primarily of expenses related to the Company’s clinical trial for prexigebersen in AML of $2.9 million, and other accrued expenses of $0.1 million. As of December 31, 2024, current liabilities included accrued expenses of $1.9 million, comprised primarily of expenses related to the Company’s clinical trial for prexigebersen in AML of $1.5 million, accrued employee vacation of $0.1 million, professional and consulting fees of $0.1 million, legal and patent fees of $0.1 million and other accrued expenses of $0.1 million.

8.	Notes Payable

As of December 31, 2025, current liabilities included notes payable of $0.4 million related to the March 2025 Promissory Notes and the April 2025 Promissory Note (each as defined below). As of December 31, 2024, the Company did not have any notes payable.

On March 6, 2025, the Company entered into a securities purchase agreement with 1800 Diagonal Lending LLC, a Virginia limited liability company (the “First Lender”), an accredited investor, for the issuance and sale of a promissory note in the aggregate principal amount of $161,000 (the “First Promissory Note”) for a purchase price of $140,000 after deducting the original issue discount of $21,000. The First Promissory Note bears a one-time interest charge of twelve percent that was applied on the date of issuance, March 6, 2025. The First Promissory Note shall be paid in five payments with the first payment of $90,160 due on August 30, 2025 and subsequent payments of $22,540 due on September 30, 2025, October 30, 2025, November 30, 2025 and December 30, 2025.

On March 28, 2025, the Company entered into a securities purchase agreement with the First Lender, an accredited investor, for the issuance and sale of a promissory note in the aggregate principal amount of $100,050 (the “Second Promissory Note” and together, with the First Promissory Note, the “March 2025 Promissory Notes”) for a purchase price of $87,000 after deducting the original issue discount of $13,050. The Second Promissory Note bears a one-time interest charge of twelve percent that was applied on the date of issuance, March 28, 2025. The Second Promissory Note shall be paid in five payments with the first payment of $56,028 due on September 30, 2025 and subsequent payments of $14,007 due on October 30, 2025, November 30, 2025, December 30, 2025 and January 30, 2026.

On April 28, 2025, the Company entered into a securities purchase agreement with Quick Capital, LLC, a Wyoming limited liability company (the “Second Lender” and together with the First Lender, the “Lenders”), an accredited investor, for the issuance and sale of a promissory note in the aggregate principal amount of $161,000 (the “April 2025 Promissory Note” and together with the March 2025 Promissory Notes, the “Promissory Notes”) for a purchase price of $140,000 after deducting the original issue discount of $21,000. The April 2025 Promissory Note bears a one-time interest charge of twelve percent that was applied on the date of issuance, April 28, 2025. The April 2025 Promissory Note shall be paid in five payments with the first payment of $90,160 due on October 15, 2025 and subsequent payments of $22,540 due on November 15, 2025, December 15, 2025, January 15, 2026 and February 15, 2026.

Upon the occurrence and during any continuation of any Event of Default (as defined in the Promissory Notes), the Promissory Notes shall become immediately due and payable and, with respect to each Promissory note, the Company shall pay to the Lenders, in full satisfaction of such Promissory Note, an amount equal to 150% times the sum of (i) the then outstanding principal amount of such applicable Promissory Notes plus (ii) accrued and unpaid interest on the unpaid principal amount of such applicable Promissory Notes to the date of payment plus (iii) default interest, if any, at a rate of 22% per annum on the amounts referred to in clauses (i) and/or (ii) plus (iv) any amounts owed to the Lenders, as applicable, pursuant to the Conversion Right (as defined below). In addition, only upon an Event of Default and during any continuation thereof, the Lenders may elect to convert all or any part of the outstanding principal and interest on the Promissory Notes, as applicable, in fully paid and non-assessable shares of the Company’s common stock at a conversion price per share equal to 65% of the lowest closing bid price of the Company’s common stock for the ten trading days prior to the date of conversion (the “Conversion Right”). The Lenders, together with their affiliates, may not convert any portion of such Promissory Notes to the extent that the Lenders would own more than 4.99% of the Company’s outstanding common stock immediately after the conversion.

F-10

As of December 31, 2025, the Promissory Notes were in default and became convertible under the default provisions. As a result, the Company incurred a default penalty of $.1 million. As such, The Company analyzed the conversion option for derivative accounting consideration under ASC 815, "Derivatives and Hedging," and determined that the convertible notes should be classified as a liability since the conversion option becomes effective at issuance resulting in there being no explicit limit to the number of shares to be delivered upon settlement of the above conversion options. The Company accounted for conversion feature of the March 2025 Promissory Notes as a derivative liability due to there being no explicit limit to the number of shares to be delivered upon settlement of all conversion options. The conversion features of the March 2025 Promissory Notes were recorded at fair value using the Black-Scholes valuation model. At December 31, 2025, the Derivative liabilities related to the Promissory Notes were $0.5 million.

9.	Warrant Liability

In connection with the 2023 Public Offering, the 2024 March Registered Direct Offering and the 2024 April Registered Direct Offering (each as defined in Note 10), the Company issued the 2023 Warrants (as defined in Note 10) as well as warrants under the 2024 March Private Placement and the 2024 April Private Placement (each as defined in Note 10 and collectively the “2024 Warrants”). The 2023 and 2024 Warrants contain a provision applicable in the event of a fundamental transaction whereby the volatility used to calculate the warrant exercise terms is fixed and meets the definition of a derivative.

Due to this provision and in accordance with Accounting Standard Codification (“ASC 815”) Derivatives and Hedging, the 2023 and 2024 Warrants were classified as a liability and recorded at fair value using the Black-Scholes valuation model. The estimated fair value of the warrant liability for the 2024 Warrants on the closing dates of the 2024 March Registered Direct Offering and 2024 April Registered Direct Offering, March 27, 2024 and April 19, 2024, respectively, was $1.7 million. As of December 31, 2025, the fair value of the warrant liability was $0.1 million. The net change in fair value during the year of $0.4 million, comprised of a decrease in fair value of the warrant liability for the 2023 and 2024 Warrants. As of December 31, 2024, the fair value of the warrant liability was $0.4 million. The net change in fair value during the year of $2.1 million, comprised of an increase in fair value of the warrant liability for the 2023 and 2024 Warrants is shown as other income on the Company’s Consolidated Statements of Operations. The Company will continue to measure the fair value of the 2023 and 2024 Warrants each quarter until they are exercised or expire, and any change will be adjusted accordingly on the Company’s financial statements.

10.	Fair Value Measurements

In accordance with ASC 820 Fair Value Measurement, the Company uses various inputs to measure the 2023 and 2024 Warrants on a recurring basis to determine the fair value of the liability. ASC 820 also establishes a hierarchy categorizing inputs into three levels used to measure and disclose fair value. The hierarchy gives the highest priority to quoted prices available in active markets and the lowest priority to unobservable inputs. An explanation of each level in the hierarchy is described below:

Level 1 – Unadjusted quoted prices in active markets for identical instruments that are accessible by the Company on the measurement date.

Level 2 – Quoted prices in markets that are not active or inputs which are either directly or indirectly observable.

Level 3 – Unobservable inputs for the instrument requiring the development of assumptions by the Company.

F-11

The following table summarizes the Company’s Warrants measured at fair value within the hierarchy on a recurring basis as of December 31, 2025:

	Fair Value Measurements at
	December 31, 2025
	(In thousands)
	Level 1	Level 2	Level 3	Total
Liabilities:
Warrant liability	$—	$—	$14	$14
Derivative liability	—	—	508	508
	$—	$—	$522	$522

The following table summarizes the Company’s 2023 and 2024 Warrants measured at fair value within the hierarchy on a recurring basis as of December 31, 2024:

The following table summarizes changes to the fair value of the Level 3 2023 and 2024 Warrants for the year ended December 31, 2024:

	Fair Value Measurements at
	December 31, 2024
	(In thousands)
	Level 1	Level 2	Level 3	Total
Liabilities:
Warrant liability	$—	$—	$434	$434

The following table summarizes changes to the fair value of the Level 3 Warrants for the year ended December 31, 2025:

Fair Value of
Warrant
Liability
(In thousands)
Balance at December 31, 2024	$434
Change in fair value	(420)
Balance at December 31, 2025	$14

Fair Value of Warrant
Liability
(in thousands)
Balance at December 31, 2023	$863
Issuance	1,655
Exercises	—
Change in fair value	(2,084)
Balance at December 31, 2024	$434

F-12

The Company utilized the Black-Scholes valuation model for estimating the fair value of the 2024 and 2025 Warrants using the following assumptions:

	2025	2024
Risk-free interest rate	3.92%	4.37%
Expected volatility	152 – 180%	117%
Expected term in years	1 - 3.9	4.1
Dividend yield	—%	—%

11.	Stockholders’ Equity

Issuances of Common Stock – On August 3, 2023, the Company entered into a placement agency agreement with Roth Capital Partners, LLC relating to a best efforts public offering of an aggregate of 175,000 shares of our common stock, together with warrants to purchase up to 175,000 shares of the Company’s common stock (“the 2023 Warrants”), for gross proceeds of approximately $2.1 million (the “2023 Public Offering”). The 2023 Public Offering was made pursuant to a registration statement on Form S-1, as amended (File No. 333-272879), which was declared effective by the Securities and Exchange Commission (“SEC”) on August 2, 2023. The 2023 Public Offering closed on August 7, 2023. The net proceeds from the offering, after deducting the placement agent’s fees and expenses and the Company’s offering expenses, and excluding the proceeds, if any, from the exercise of the warrants issued in the offering, were approximately $1.7 million.

On March 25, 2024, the Company entered into a securities purchase agreement with a certain institutional and accredited investor pursuant to which the Company agreed to sell, in a registered direct offering, an aggregate of 75,000 shares of its common stock for gross proceeds of approximately $0.3 million under the base prospectus contained in the 2022 Shelf Registration Statement and a related prospectus supplement filed with the SEC on March 27, 2024 (the “March 2024 Registered Direct Offering”). In a concurrent private placement, the Company also agreed pursuant to the securities purchase agreement to issue to such investor warrants to purchase up to 75,000 shares of its common stock at an exercise price of $3.865 per share (the “March 2024 Private Placement”). The March 2024 Registered Direct Offering and the March 2024 Private Placement closed on March 27, 2024. The net proceeds from the offerings, after deducting the placement agent’s fees and expenses and the Company’s offering expenses, and excluding the proceeds, if any, from the exercise of the warrants issued in the offerings, were approximately $0.2 million.

On April 4, 2024, the Company entered into the At The Market Offering Agreement with H.C. Wainwright & Co., as sales agent, pursuant to which the Company may offer and sell, from time to time, through Wainwright, shares of its common stock. Under the At The Market Offering Agreement, Wainwright may sell shares by any method deemed to be an “at the market” offering as defined in Rule 415 under the Securities Act, as amended, or any other method permitted by law, including in privately negotiated transactions. The Company or Wainwright may suspend or terminate the offering of shares upon notice to the other party and subject to other conditions. The Company will pay Wainwright a commission of 3.0% of the aggregate gross proceeds from each sale of shares under the At The Market Offering Agreement and have agreed to provide Wainwright with customary indemnification and contribution rights. The Company has also agreed to reimburse Wainwright for certain specified expenses. The Company is subject to certain restrictions on its ability to offer and sell shares of its common stock under the At The Market Offering Agreement. On April 4, 2024, in connection with the execution of the At The Market Offering Agreement, the Company filed with the SEC a prospectus supplement (the “Initial ATM Prospectus Supplement”) to the base prospectus contained in the 2022 Shelf Registration Statement, which Initial ATM Prospectus Supplement related to the offering of up to $2.0 million of shares of the Company’s common stock under the At The Market Offering Agreement. Subsequent to entering into the Offering Agreement, the Company offered and sold 436,511 shares of common stock for gross proceeds of approximately $2.0 million and terminated the offering under the Initial ATM Prospectus Supplement on April 19, 2024. The net proceeds from such offering, after deducting commissions and the Company’s offering expenses, were approximately $1.8 million. The ATM Offering Agreement was terminated on [ ].

On April 18, 2024, the Company entered into a securities purchase agreement with certain institutional and accredited investors pursuant to which the Company agreed to sell, in a registered direct offering, an aggregate of 375,000 shares of its common stock for gross proceeds of approximately $1.2 million under the base prospectus contained in the 2022 Shelf Registration Statement and a related prospectus supplement filed with the SEC on April 19, 2024 (the “April 2024 Registered Direct Offering”). In a concurrent private placement, the Company also agreed pursuant to the securities purchase agreement to issue to such investors warrants to purchase up to 375,000 shares of its common stock at an exercise price of $3.10 per share (the “April 2024 Private Placement”). The April 2024 Registered Direct Offering and the April 2024 Private Placement closed on April 19, 2024. The net proceeds from the offerings, after deducting the placement agent’s fees and expenses and the Company’s offering expenses, and excluding the proceeds, if any, from the exercise of the warrants issued in the offerings, were approximately $0.9 million.

F-13

On April 19, 2024, the Company determined to increase the number of shares available for sale under the At The Market Offering Agreement, up to an additional aggregate offering price of approximately $1.1 million, which shares were being offered and sold pursuant to the 2022 Shelf Registration Statement and a prospectus supplement and accompanying prospectus filed with the SEC on April 19, 2024 (the “Subsequent ATM Prospectus Supplement”). As of December 31, 2024, the Company has offered and sold 334,929 shares of common stock under the Subsequent ATM Prospectus Supplement for gross proceeds of approximately $1.1 million and after deducting commissions and the Company’s offering expenses, the net proceeds from such offering were approximately $1.0 million.

On June 3, 2024, the Company entered into a securities purchase agreement with a certain institutional and accredited investor pursuant to which the Company agreed to sell, in a private placement, an aggregate of (i) 180,000 shares of its common stock, (ii) pre-funded warrants to purchase up to 1,629,955 shares of its common stock at an exercise price of $0.001 per share, (iii) Series A warrants to purchase up to 1,809,955 shares of its common stock at an exercise price of $2.00 per share and (iv) Series B warrants to purchase up to 1,809,955 shares of its common stock at an exercise price of $2.00 per share for gross proceeds of approximately $4.0 million (the “June 2024 Private Placement”). The June 2024 Private Placement closed on June 5, 2024. The net proceeds from the offering, after deducting the placement agent’s fees and expenses and the Company’s offering expenses, and excluding the proceeds, if any, from the exercises of the warrants issued in the offering, were approximately $3.3 million.

On October 8, 2024, the Company entered into a securities purchase agreement with a certain institutional and accredited investor pursuant to which the Company agreed to sell, in a private placement, an aggregate of (i) pre-funded warrants to purchase up to 4,597,702 shares of its common stock at an exercise price of $0.001 per share, (ii) Series A warrants to purchase up to 6,407,657 shares of its common stock at an exercise price of $1.00 per share and (iii) Series B warrants to purchase up to 6,407,657 shares of its common stock at an exercise price of $1.00 per share for gross proceeds of approximately $4.0 million (the “October 2024 Private Placement”). The October 2024 Private Placement closed on October 10, 2024 (the “Closing Date”). In connection with the October 2024 Private Placement, the Company and the investor agreed to cancel such investor’s Series A warrants to purchase 1,809,955 shares of common stock at an exercise price of $2.00 and Series B warrants to purchase 1,809,955 shares of common stock at an exercise price of $2.00 issued to such investor in connection with the June 2024 Private Placement, effective as of the Closing Date. The net proceeds from the offering, after deducting the placement agent’s fees and expenses and the Company’s offering expenses, and excluding the proceeds, if any, from the exercises of the warrants issued in the offering, were approximately $3.5 million.

During the year ended December 31, 2025, the Company issued an aggregate of 2,540,000 shares of its common stock pursuant to the exercise of pre-funded warrants at a weighted average exercise price of approximately $0.001 per share. The Company did not issue any common stock pursuant to the exercise of warrants during the year ended December 31, 2024.

During the year ended December 31, 2025, convertible debt of $0.1 million was converted into 1,395,000 shares of common stock, of which 461,000 shares have yet to be issued.

Stockholders’ (Deficit) Equity totaled ($8.2) million as of December 31, 2025 compared to $0.2 million as of December 31, 2024. There were 9,242,151 shares of common stock issued and outstanding as of December 31, 2025. There were no shares of preferred stock issued and outstanding as of December 31, 2025.

12.	Stock-Based Compensation Plan

The 2022 Plan – On December 15, 2022, the Company’s stockholders approved the Bio-Path Holdings, Inc. 2022 Stock Incentive Plan (the “2022 Plan”), which replaced the 2017 Stock Incentive Plan, as amended (the “2017 Plan,” and together with the 2022 Plan, the “Plans”). As of stockholder approval of the 2022 Plan on December 15, 2022, no further awards will be made under the 2017 Plan. The 2022 Plan provides for the grant of Incentive Stock Options, Non-Qualified Stock Options, Restricted Shares, Restricted Share Units, Stock Appreciation Rights and other stock-based awards, or any combination of the foregoing, to the Company’s employees, non-employee directors and consultants. As of December 31, 2024, there were 1,200,948 shares of common stock reserved for future issuance of awards under the 2022 Plan. Under the 2022 Plan, the exercise price of awards is determined by the Board of Directors or the compensation committee of the Board of Directors, and for options, may not be less than the fair market value as determined by the closing stock price at the date of the grant. Each option and award under the 2022 Plan shall vest and expire as determined by the Board of Directors or the compensation committee. Options expire no later than ten years from the date of grant. All grants provide for accelerated vesting if there is a change in control, as defined in the 2022 Plan.

F-14

The Company did not issue and stock options in 2025. Stock option awards granted for the year 2024were estimated to have a weighted average fair value per share of $1.55. The fair value calculation is based on stock options granted during the year using the Black-Scholes option-pricing model on the date of grant. In addition, for all stock options granted, exercise price was determined based on the fair value as determined by the closing stock price at the date of the grant. For stock options granted during 2024 the following weighted average assumptions were used in determining fair value:

2024
Risk-free interest rate	4.00%
Expected volatility	134%
Expected term in years	6.0
Dividend yield	—%

The Company determines the expected term of its stock option awards using the simplified method based on the weighted average of the length of the vesting period and the term of the exercise period. Expected volatility is determined by the volatility of the Company’s historical stock price over the expected term of the grant. The risk-free interest rate for the expected term of each option granted is based on the U.S. Treasury yield curve in effect at the time of grant.

The following summary represents option activity under the Company’s stock-based compensation plans for the year ended December 31, 2025:

		Weighted-
		Average
		Exercise
	Options	Price
	(In thousands)
Outstanding at December 31, 2024	96	$71.40
Forfeited	(36)	5.99
Outstanding at December 31, 2025	60	$107.50
Vested and expected to vest December 31, 2025	60	$108.18
Exercisable at December 31, 2025	42	$150.44

Option activity under the Plans for the year ended December 31, 2024 was as follows (in thousands, except as noted):

		Weighted-	Average
		Average	Remaining	Aggregate
		Exercise	Contractual	Intrinsic
	Options	Price	Term	Value
	(in thousands)
Outstanding at December 31, 2023	43	$161.20	7.6	$—
Granted	53	$1.55	9.6
Outstanding at December 31, 2024	96	$71.40	8.2	$—
Vested and expected to vest December 31, 2024	95	$72.57	8.2	$—
Exercisable at December 31, 2024	37	$172.06	6.5	$—

F-15

The aggregate intrinsic value represents the total pretax intrinsic value (the difference between the Company’s closing stock price on December 31, 2024 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2024. This amount changes based on the fair value of the Company’s stock.

Stock-Based Compensation Expense – Total stock-based compensation expense for the year ended December 31, 2025 was $0.2 million, which consisted of research and development expense of $0.1 million and general and administrative expense of $0.1 million. Total stock-based compensation expense for the year ended December 31, 2024 was $0.6 million, which consisted of research and development expense of $0.2 million and general and administrative expense of $0.4 million. As of December 31, 2025, unamortized stock-based compensation expense for all outstanding options was $0.2 million, which is expected to be recognized over a weighted average vesting period of 1.4 years.

13.	Warrants

A summary of warrants outstanding and exercisable as of December 31, 2024 is as follows (in thousands, except as noted):

	Warrants Outstanding			Warrants Exercisable
		Weighted
		Average	Weighted		Weighted
		Remaining	Average		Average
	Number	Contractual	Exercise	Number	Exercise
Year Issued	Outstanding	Life	Price	Exercisable	Price
		(in years)	(per share)		(per share)
2022	40	3.4	15.20	40	15.20
2023	130	3.6	12.00	130	12.00
2024	13,780	3.5	1.10	13,780	1.10
	13,950	3.5	$1.24	13,950	$1.24

In addition to the warrants listed in the table above, the Company had 2,540,000 pre-funded warrants outstanding and exercisable with a weighted average exercise price of $0.001 and no expiration date as of December 31, 2024.

On October 24, 2025, the Company engaged Steel Giants Advisors LLC (“SGA”) to advise it on restructuring its’ operations, raise capital, and updating financial statements and maintaining books and records for a period of one year. As part of the engagement, the Company agreed to pay SGA $10,000 cash per month and issue SGA two million common stock purchase warrants with a cashless exercise price of $0.0001 and a five-year expiration and anti-dilution rights. The warrants were valued utilizing the Black-Scholes option pricing model at $0.2 million.

14.	Commitments and Contingencies

Drug Supplier Project Plan – Total commitments for the Company’s drug supplier project plan were $0.2 million as of December 31, 2024, comprised of $0.1 million for the manufacture of prexigebersen and BP1001-A drug product as well as $0.1 million for testing services. The Company expects to incur $0.1 million of these commitments over the next 12 months.

15.	Leases

In April 2014, the Company entered into a five-year lease agreement for administrative office space located in Bellaire, Texas. The term of the lease began on August 1, 2014 and was set to expire on July 31, 2019; however, in May 2019, the Company entered into an amendment to the lease agreement to extend the term of the lease for a period of five years, beginning on August 1, 2019 and ending on October 31, 2024. On October 23, 2024, the Company entered into a second amendment to the lease agreement to extend the term of the lease for a period of one year, beginning on November 1, 2024 and ending on October 31, 2025.

F-16

In April 2016, the Company entered into a three-year lease agreement for lab space located in Bellaire, Texas. The term of lease began on May 1, 2016 and was set to expire on April 30, 2019; however, in December 2018, the Company entered into an amendment to the lease agreement to extend the term for a period of three years, beginning on May 1, 2019 and ending on April 30, 2022. In January 2022, the Company exercised an option in the lease agreement amendment to extend the term of the lease to April 30, 2025.

At the inception of an agreement, the Company determines if the agreement is a lease based on the unique facts and circumstances in each agreement. Lease classification, recognition, and measurement are then determined at the lease commencement date. For agreements that contain a lease, the Company identifies lease and non-lease components, determines the consideration in the contract, determines whether the lease is an operating or financing lease and recognizes right of use (“ROU”) assets and lease liabilities. Lease liabilities and their corresponding ROU assets are recorded based on the present value of lease payments over the expected lease term. The interest rate implicit in lease contracts is typically not readily determinable so the Company uses an incremental borrowing rate based on the information available at the lease commencement date, which represents an estimated rate that would be incurred to borrow over a similar term in a similar economic environment. The weighted average incremental borrowing rate utilized on its lease liabilities as of December 31, 2024 was 8.0%.

The Company’s current leases include options to renew which can impact the lease term. The exercise of these options is at its discretion and the Company does not include any of these options within the expected lease term as there is no reasonable certainty these options will be exercised. Fixed lease payments on operating leases are recognized over the expected term of the lease on a straight-line basis within its consolidated financial statements. The Company’s leases are included in ROU assets, current portion of lease liabilities and noncurrent lease liabilities in its consolidated balance sheet for the year ended December 31, 2025 and 2024.

The following table summarizes the Company’s operating lease assets and liabilities:

	December 31,
	2025	2024
	(in thousands)
Assets:
Operating lease assets	$11	$84

Liabilities:
Current portion of lease liabilities	11	83
Noncurrent lease liabilities	—	10
Total operating lease liabilities	$11	$83

The following table summarizes the Company's lease related costs:

	December 31,
	2025	2024
	(in thousands)
Operating lease costs	$73	$123
Variable lease costs	—	8
Total lease costs	$73	$131

F-17

The Company made cash payments for its operating leases of $0.1 million for the year ended December 31, 2024.

The following table summarizes the Company's expected minimum lease payments:

As of December 31, 2025
(in thousands)
2025	$11
Future minimum lease payments	11
Less: Interest	—
Present value of operating lease liabilities	$11

As of December 31, 2025, the weighted average remaining lease term was 0.3 years.

16.	Benefit Plan

The Company initiated a contribution savings plan under Section 401(k) of the Internal Revenue Code in 2016. Under the plan, all eligible employees may contribute up to the statutory allowable amount governed by the Internal Revenue Service for any calendar year. The Company makes matching contributions equal to 100% of the first 3% and 50% of the next 2% of each employee’s base salary up to the allowable amount, which is fully vested on the date the matching contributions are made. For the years ended December 31, 2025 and 2024, matching contributions totaled $14,000 and $34,000, respectively.

17.	Income Taxes

At December 31, 2025, the Company had a net operating loss carryforward for federal income tax purposes of $100.8 million, $35.8 million of which begins to expire in varying amounts in tax years 2026 through 2037. Approximately $64.9 million of net operating losses, incurred after December 31, 2017, carryforward indefinitely. Additionally, the Company has a research and development tax credit carryforward of $7.8 million for federal income tax purposes that begins to expire in varying amounts in tax year 2028. In connection with the Company’s equity transactions in 2007 and 2019, the Company determined that the utilization of net operating losses in future years may be subject to limitations by reason of an “ownership change” as defined under Section 382 of the Internal Revenue Code (IRC) (“Section 382 Limitation”). As a result of the Section 382 Limitation, the Company may not be able to fully utilize its net operating loss carry forwards and other tax credit carry forwards to offset future taxable income. Based on the Company’s estimated impact of the ownership change and Section 382 Limitation as of December 31, 2024, the net operating loss was reduced to $91.7 million, and the tax credits were reduced to $6.0 million for credits earned after the 2019 ownership change. During the year ended December 31, 2024, the Company raised additional equity capital and has yet to determine whether an ownership change occurred. If an ownership change is determined to have occurred in 2024, additional limitations on the Company’s net operating losses incurred prior to the ownership change may apply. Based on operations through December 31, 2024, the Company has estimated that the net operating loss and tax credits should be further reduced by providing a full valuation allowance against both.

In assessing the ability to realize its deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers evidence such as the reversal of deferred tax liabilities, projected future results of operations, and tax planning strategies in making this assessment. Based upon the level of historical taxable income, significant book losses during the current and prior periods, and projections for future results of operations over the periods in which the deferred tax assets are deductible, among other factors, management continues to conclude that the Company does not meet the “more likely than not” requirement of ASC 740 Income Taxes in order to recognize deferred tax assets. As such, a valuation allowance has been recorded to offset the Company’s net deferred tax assets at December 31, 2025 and 202. The Company recorded an increase in the valuation allowance of $0.1 and $3.5 million, respectively.

F-18

Due to the uncertainty surrounding the realization of the benefits of its deferred assets, including NOL carryforwards, the Company has provided a 100% valuation allowance on its net deferred tax assets at December 31, 2025 and 2024. The valuation allowance was $27.7 million and $27.6 million as of December 31, 2025 and 2024, respectively.

The components of the Company’s deferred tax asset are as follows:

	December 31,
	2025	2024
	(in thousands)
Deferred tax assets – non-current

Accrued bonuses	$—	$—
Accrued vacation	24	24
Net operating loss (NOL) carryover	19,263	19,263
Capitalized research expenses	1,440	1,440
Research & development tax credits	6,035	6,035
Share based expense	808	808
Other	3	3
Right of use lease liability	3	18
Fixed asset depreciation	52	52
Total deferred tax asset	27,628	27,643
Less: valuation allowance	(27,626)	(27,626)
Net deferred tax asset	2	17
Right of use asset	(2)	(17)
Net deferred tax asset	$—	$—

Reconciliation between income taxes at the statutory tax rate (21%) and the actual income tax provision for continuing operations follows:\

	December 31,
	2025	2024
	(in thousands)
Loss before income taxes	$(8,674)	$(9,894)
Tax (benefit) at statutory tax rate	(1,822)	(2,078)
Effects of:
Exclusion of incentive stock option expense	163	61
R&D tax credits	(1,266)	(1,266)
Increase in valuation allowance	3097	3,455
FMV of warrants	—	(438)
Other	—	266
Provision for income taxes	$—	$—

As of December 31, 2025, the Company had no unrecognized income tax benefits. The Company’s policy for classifying interest and penalties associated with unrecognized income tax benefits is to include such items as tax expense. No interest or penalties have been recorded as of the year ended December 31, 2025, and no interest or penalties have been accrued as of December 31, 2025 and 2024, respectively.

The Company’s open years for Internal Revenue Service (IRS) examination purposes due to normal statute of limitation are 2021, 2022 and 2023. However, since the Company has operating loss carryforwards, the IRS has the ability to make adjustments to items that originate in a year otherwise barred by the statute of limitations under Section 6501 of the IRC of 1986, as amended, in order to redetermine tax for an open year to which those items are carried. Therefore, in a year in which a net operating loss deduction was claimed, the IRS may examine the year in which the net operating loss was generated and adjust it accordingly for purposes of assessing additional tax in the year the net operating loss was claimed. The Company is not currently under examination by the IRS or any other taxing authorities.

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18.	Subsequent Events

On January 2, 2026, we issued Steel Giants Advisors LLC two million common stock purchase warrants with a cashless exercise price of $0.0001 and a five-year expiration and anti-dilution rights. under a previously signed advisory agreement

On January 2, 2026, we created a new class of Series S Preferred stock with 51 authorized shares each having 1% of the fully diluted voting power of the corporation and convertible into one common share. On January 3, 2026, we issued 51 shares of Series S Preferred stock to Steel Giants Advisors LLC to facilitate restructuring of our financial obligations and manage our current and planned corporate actions including domestication of our corporation in Wyoming.

On December 29, 2025, the Company entered into a securities purchase agreement with the First Lender, an accredited investor, for the issuance and sale of a promissory note in the aggregate principal amount of $38,400 for a purchase price of $32,000 after deducting the original issue discount of $7,000. The Promissory Note bears a one-time interest charge of fifteen percent that was applied on the date of issuance, The Promissory Note shall be paid in five payments with the first payment of $22,080 due on June 30 2026 and subsequent payments of $7,360 due on July 30, 2026, August 30, 2026, and September 30, 2026. The financing closed on January 8, 2026.

On January 2, 2026, the Company entered into a securities purchase agreement with the Second Lender, an accredited investor, for the issuance and sale of a promissory note in the aggregate principal amount of $38,400 for a purchase price of $32,000 after deducting the original issue discount of $7,000. The Promissory Note bears a one-time interest charge of fifteen percent that was applied on the date of issuance, The Promissory Note shall be paid in five payments with the first payment of $22,080 due on June 30, 2026, and subsequent payments of $7,360 due on July 30, 2026, August 30, 2026, and September 30, 2026.  The financing closed on January 8, 2026.

On January 24, 2026 the Company engaged Farrington Capital Group, Inc. to enhance its online and technological platforms, make introductions to strategic advisors, and review operations. As compensation, Farrington Capital Group received $1,000 in cash and 100,000 restricted common shares.

On February 10, 2026, we created a Scientific Advisory Board to guide the Company through its planned restarts of clinical trials for treatments and cures for AML, solid cancer tumors, and other rare diseases. To support this effort, we have approved the issuance of up to 1.5 million stock options to be issued at or above market prices over the next three years. As of today, we have made bonafide offers to four professionals with significant experience in the medical research, academia and business fields. These candidates need their respective employers’ approval to join our Advisory Board. At this time, three individuals: 1) Wendy Charles , PhD, a digital health scientist and Global Speaker University of Colorado Anschutz Medical Campus, 2) Michael Hickey, V.P. of Clinical Operations to Processa Pharmaceuticals and our former V.P. of Clinical Operations, and 3) Rick Silva, PhD, a biomedical research professional with expertise in large research collaborations, consortia, R&D alliances, IP asset portfolio management, medical product development partnerships, venture development, and seed funding, have accepted and been appointed to our Scientific Advisory Board. Other other candidates’ offers are pending reviews by their advisors and respective employers.

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Item 8. Exhibits

Exhibit Number
10.1	Bio-Path Holdings, Inc. Domestication to Wyoming 02/05-2026 (Incorporated by reference to Form 8-K filed March 20, 2026)
10.2	Amendment to Bio-Path Holdings, Inc. Articles of Incorporation: Creation of Series S Preferred Stock 01-02-2026 (Incorporated by reference to Form 8-K filed March 20, 2026)
10.3	Vanquish Funding Group Inc. Promissory Note: 12/29/2025 (Incorporated by reference to Form 1-A filed 03/25/2026)
10.4	Quick Capital LLC Promissory Note: 01/02/2026 (Incorporated by reference to Form 1-A filed 03/25/ 2026)
10.5	Bio-Path Holdings, Inc. Steel Giants Advisors LLC Consulting Agreement: 10/24/2025 (Incorporated by reference to Form 1-A filed 03/25/2026)
10.6	Steel Giants Advisors LLC Warrant: 01/02/2026 (Incorporated by reference to Form 1-A filed 03/25/2026)
10.7	Series S Preferred stock certificate of determination

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pittsburgh, PA on April 30, 2026.

BIO-PATH HOLDINGS, INC.

By:	/s/ Vikram Grover
Vikram Grover
Chief Executive Officer (Principal Executive Officer and Principal Financial and Accounting Officer)

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